SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

KING PHARMACEUTICALS, INC.

(Name of Subject Company)

KING PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

495582108

(CUSIP Number of Class of Securities)

Brian A. Markison

President and Chief Executive Officer

501 Fifth Street

Bristol, Tennessee 37620

(423) 989-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Scott F. Smith, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is King Pharmaceuticals, Inc., a Tennessee corporation (“King”). The address of King’s principal executive offices is 501 Fifth Street, Bristol, Tennessee 37620, and King’s telephone number is (423) 989-8000.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, no par value per share, of King (the “Common Stock”).

The shares of Common Stock are hereinafter referred to as the “Shares.” As of October 19, 2010, there were (i) 249,958,811 Shares issued and outstanding (inclusive of restricted stock awards issued pursuant to any King equity incentive plan) and (ii) 8,110,639 shares of common stock, without par value, of King which were subject to issuance pursuant to the exercise of outstanding options.

Item 2.	Identity and Background of Filing Person.

Name and Address.

King is the person filing this Schedule 14D-9 and is the subject company. King’s name, address and telephone number are set forth in Item 1 above. King’s website is www.kingpharm.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Parker Tennessee Corp. (“Acquisition Sub”), a Tennessee corporation and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding Shares at a price of $14.25 per Share (such amount or any greater amount per Share paid pursuant to the Offer, the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Pfizer and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on October 22, 2010. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 11, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Pfizer, King and Acquisition Sub. The Merger Agreement provides, among other things, that following the time Acquisition Sub accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), Acquisition Sub will be merged with and into King (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Tennessee Business Corporation Act (the “TBCA”). As a result of the Merger, the Shares that are not acquired in the Offer and outstanding immediately prior to the effective time of the Merger (other than those held by Pfizer or any subsidiary of Pfizer, including Acquisition Sub and any Shares held by King as treasury shares, which Shares will be cancelled without any conversion), would be converted into the right to receive an amount equal to the Offer Price, net to the shareholder in cash, without interest and less any required withholding taxes (or, if a higher amount is paid in the Offer, such higher amount). Following the effective time of the Merger (the

“Completion of the Merger”), King will continue as a wholly owned subsidiary of Pfizer (King after the Completion of the Merger is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9.

The initial expiration date of the Offer is 12:00 midnight, New York City time, on Friday, November 19, 2010 (which is the end of the day on November 19, 2010), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

The Schedule TO states that the business address and telephone number for Pfizer and Acquisition Sub are 235 East 42nd Street, New York, New York 10017, (212) 733-2323.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of King (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of King, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between King or its affiliates and (i) its executive officers, directors or affiliates or (ii) Pfizer, Acquisition Sub or their respective executive officers, directors or affiliates.

Arrangements between King and Pfizer and Acquisition Sub

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among King, Pfizer and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide King’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about King or Pfizer in King’s or Pfizer’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to King or Pfizer. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which Acquisition Sub may have the right not to consummate the Offer, or Pfizer or King may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Representation on Board

The Merger Agreement provides that, promptly upon the Acceptance Time and at all times thereafter, Pfizer will be entitled to elect or designate such number of directors, rounded up to the next whole number, on King’s Board as is proportional to the number of Shares then owned directly or indirectly by Pfizer. King is required under the Merger Agreement, upon request by Pfizer, to take all actions necessary to enable Pfizer designees to be elected or appointed to King’s Board effective at the Acceptance Time, including by (i) promptly filling vacancies or newly created directorships on King’s Board, (ii) promptly increasing the size of King’s Board (including by amending King’s bylaws if necessary to increase the size of its Board) and/or (iii) promptly securing the resignations of such number of its incumbent directors as is necessary to provide Pfizer with such level of representation, and shall cause Pfizer’s designees to be so elected or appointed at such time.

The Merger Agreement provides that, prior to the Acceptance Time, at the written request of Pfizer, King will use reasonable best efforts to cause each director and each officer of King and each subsidiary of King to execute and deliver a letter effectuating his or her resignation, effective as of the Acceptance Time, as a director or officer of King or such subsidiary. At the request of Pfizer, King will use reasonable efforts to cooperate with Pfizer to effect the replacement of any such directors and officers selected by Pfizer at the Acceptance Time.

Confidentiality Agreement

On July 9, 2010, Pfizer and King executed a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which the parties agreed, subject to certain exceptions, to, among other things, keep confidential certain information provided by King for purposes of evaluating a possible transaction between Pfizer and King. Pfizer also agreed to a standstill provision placing restrictions on, among other things, the ability of Pfizer and its controlled affiliates to acquire securities of King or to enter into, or propose to enter into, a merger or certain other combination or acquisition transactions involving King, except with King’s prior written consent. These restrictions on Pfizer automatically terminate under the Confidentiality Agreement if, among other things, King publicly proposes to enter into certain extraordinary transactions, or if a third party publicly makes a bona fide proposal to enter into such a transaction.

Co-Promotion Agreement

In June 2000, King entered into a Co-Promotion Agreement with Wyeth, now a wholly owned subsidiary of Pfizer (“Wyeth”), to promote Altace® in the United States and Puerto Rico through October 29, 2008, with possible extensions as outlined in the Co- Promotion Agreement. Under the agreement, Wyeth paid an upfront fee to King of $75.0 million. In connection with the Co-Promotion Agreement, King agreed to pay Wyeth a promotional fee based on annual net sales of Altace®.

In July 2006, King entered into an Amended and Restated Co-Promotion Agreement with Wyeth regarding Altace® (the “Amended and Restated Co-Promotion Agreement”). Under the terms of the Amended and Restated Co-Promotion Agreement, effective January 1, 2007, King assumed full responsibility for selling and marketing Altace®. Pursuant to the Amended and Restated Co-Promotion Agreement, King paid or will pay Wyeth a reduced annual fee as follows:

•

For 2006, 15% of Altace® net sales up to $165.0 million, 42.5% of Altace® net sales in excess of $165.0 million and less than or equal to $465.0 million, and 52.5% of Altace® net sales that are in excess of $465.0 million and less than or equal to $585.0 million.

•	For 2007, 30% of Altace® net sales, with the fee not to exceed $178.5 million.

•	For 2008, 22.5% of Altace® net sales, with the fee not to exceed $134.0 million.

•	For 2009, 14.2% of Altace® net sales, with the fee not to exceed $84.5 million.

•	For 2010, 25% of Altace® net sales, with the fee not to exceed $5.0 million.

The annual fee is accrued quarterly based on a percentage of Altace® net sales at a rate equal to the expected relationship of the expected fee for the year to applicable expected Altace® net sales for the year.

The Amended and Restated Co-Promotion Agreement will terminate on December 31, 2010, or such earlier time as King has paid to Wyeth all promotion fees due and payable under the Amended and Restated Co-Promotion Agreement.

The Amended and Restated Co-Promotion Agreement has been included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

King Director and Executive Officer Relationships with Pfizer

As of the date of this Schedule 14D-9, Pfizer and Acquisition Sub have informed King that no members of King’s current management have entered into any agreement, arrangement or understanding with Pfizer, Acquisition Sub or their affiliates regarding employment with the Surviving Corporation.

Arrangements between King and its Executive Officers, Directors and Affiliates

King’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of King’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between King and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein, under the headings “Compensation Discussion and Analysis”; “Summary Compensation Table”; “2009 Grants of Plan Based Awards”; “2009 Outstanding Equity Awards at Fiscal Year End”; “Post-Termination Payments”; “2009 Director Compensation”; “Certain Relationships and Related Persons Transactions”; and “King Stock Ownership.”

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of King who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of King. As of October 19, 2010, the directors and executive officers of King beneficially owned, in the aggregate, 674,650 Shares, excluding Shares subject to exercise of Company Stock Options, settlement of Company RSUs and Company PSUs, and vesting of Company Restricted Stock Awards (as discussed, and such capitalized terms as defined, below). If the directors and executive officers were to tender all 674,650 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Acquisition Sub, then the directors and executive officers would receive an aggregate of $9,613,763 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “King Stock Ownership”.

King Stock Options

Under the Merger Agreement, each Company Stock Option (as defined in the Merger Agreement and referred to herein as an “Option”) that is outstanding immediately prior to the Change in Control (as defined in the Merger Agreement), whether or not then vested and exercisable, will become fully vested and exercisable in the event of a Change in Control.

Each Option for which, as of the Change in Control, the Offer Price exceeds the exercise price per Share will be cancelled at the Change in Control. In exchange, King will pay to each former holder of such Option as soon as practicable, but no later than 15 business days following the Change in Control, an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (1) the excess, if any, of the Offer Price over the exercise price per Share under such Option and (2) the number of Shares subject to such Option (the “Option Spread Value”).

Each Option that is outstanding immediately prior to the Change in Control for which, as of the Change in Control, the Offer Price does not exceed the exercise price per Share will be cancelled without any cash payment being made in respect thereof.

The tables below set forth information regarding the Options which have an exercise price per Share less than $14.25 and are held by King’s directors and executive officers as of October 19, 2010. All such Options would be cancelled and exchanged at the Acceptance Time for the right to receive the Option Spread Value. The Options are classified as vested or unvested in the tables below based on their status as of October 19, 2010.

	Vested Options to be Converted to the Option Spread Value		Unvested Options to be Converted to the Option Spread Value
Name	Number of Shares	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
Kevin S. Crutchfield	—	—	—	—
Earnest W. Deavenport, Jr.	20,000	$11.00	—	—
Elizabeth M. Greetham	10,000	8.00	—	—
Philip A. Incarnati	—	—	—	—
Gregory D. Jordan, Ph.D.	20,000	11.00	—	—
Brian A. Markison	452,669	9.53	455,021	$9.94
R. Charles Moyer, Ph.D.	20,000	11.00	—	—
D. Greg Rooker	20,000	11.00	—	—
Derace L. Schaffer, M.D.	—	—	—	—
Ted G. Wood	10,000	8.00	—	—
Joseph Squicciarino	73,230	8.15	172,410	10.12
Jeffrey A. Bailey	—	—	40,000	8.75
Frederick Brouillette, Jr.	13,817	7.84	41,273	9.84
Eric J. Bruce	39,718	8.10	87,462	9.86
Eric G. Carter, M.D., Ph.D.	39,193	8.09	87,577	9.87
James W. Elrod	62,268	8.63	94,432	9.87

Name	Option Spread Value from Vested Options	Option Spread Value from Unvested Options	Total Option Spread Value
Kevin S. Crutchfield	—	—	—
Earnest W. Deavenport, Jr.	$65,000	—	$65,000
Elizabeth M. Greetham	62,500	—	62,500
Philip A. Incarnati	—	—	—
Gregory D. Jordan, Ph.D.	65,000	—	65,000
Brian A. Markison	2,137,923	$1,961,314	4,099,238
R. Charles Moyer, Ph.D.	65,000	—	65,000
D. Greg Rooker	65,000	—	65,000
Derace L. Schaffer, M.D.	—	—	—
Ted G. Wood	62,500	—	62,500
Joseph Squicciarino	446,687	711,594	1,158,281
Jeffrey A. Bailey	—	220,000	220,000
Frederick Brouillette, Jr.	88,577	181,919	270,497
Eric J. Bruce	244,104	383,777	627,881
Eric G. Carter, M.D., Ph.D.	241,485	383,922	625,407
James W. Elrod	349,727	414,001	763,728

King Restricted Stock Units and Restricted Stock Awards

Under the Merger Agreement, each Company RSU and Company Restricted Stock Award (each as defined in the Merger Agreement and referred to herein, respectively, as a “RSU” and “Restricted Stock Award”) will become fully vested in the event of, and then will be cancelled at, a Change in Control. In exchange, King will pay each former holder of any such cancelled RSU or Restricted Stock Award (no later than 15 business days following the Change in Control), an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (1) the Offer Price and (2) the number of Shares subject to such cancelled RSUs and Restricted Stock Awards (respectively, the “RSU Payout Value” and “Restricted Stock Award Payout Value”).

The table below sets forth RSU Payout Values based on the Offer Price and the number of Shares subject to such RSUs as of October 19, 2010. The RSUs are classified as vested or unvested in the table below based on their anticipated status as of October 19, 2010. No RSUs reflected in the table below are vested and unpaid as of October 19, 2010.

Name	Vested RSU Payout Value	Unvested RSU Payout Value	Total RSU Payout Value
Kevin S. Crutchfield	—	$275,082	$275,082
Earnest W. Deavenport, Jr.	—	230,864	230,864
Elizabeth M. Greetham	—	642,476	642,476
Philip A. Incarnati	—	230,864	230,864
Gregory D. Jordan, Ph.D.	—	230,864	230,864
R. Charles Moyer, Ph.D.	—	230,864	230,864
D. Greg Rooker	—	642,476	642,476
Derace L. Schaffer, M.D.	—	275,082	275,082
Ted G. Wood	—	642,476	642,476

The table below sets forth Restricted Stock Award Payout Values based on the Offer Price and the number of Shares subject to such Restricted Stock Awards as of October 19, 2010.

Name	Total Restricted Stock Award Payout Value
Brian A. Markison	$5,710,830
Joseph Squicciarino	3,708,420
Jeffrey A. Bailey	570,000
Frederick Brouillette, Jr.	1,036,830
Eric J. Bruce	1,579,898
Eric G. Carter, M.D., Ph.D.	1,977,045
James W. Elrod	2,020,223

King Performance Share Units

Under the Merger Agreement, each Company PSU (as defined in the Merger Agreement and referred to herein as “PSU”) will vest in the event of, and then will be cancelled in full at, a Change in Control. In exchange, King will pay each former holder of any such PSUs (no later than 15 business days following the Change in Control), an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (1) the Offer Price and (2) the number of Shares subject to such PSUs that vest in accordance with the terms of the Merger Agreement (the “PSU Payout Value”). In the event the Change in Control occurs prior to the end of the relevant fiscal period with respect to a PSU, the number of PSUs vesting will be based on a deemed achievement of performance conditions at target level. In the event the Change in Control occurs or has occurred subsequent to the end of the relevant fiscal period with respect to a PSU, the number of PSUs vesting will be based on the level of such actual performance as determined by King, in accordance with the applicable PSU award agreement and King stock incentive/equity compensation plan.

The table below sets forth certain information regarding PSU Payout Values based on the Offer Price and the number of Shares subject to such PSUs as of October 19, 2010. The PSUs are classified as vested or unvested in the table below based on their anticipated status as of October 19, 2010. No PSUs reflected in the table below are vested and unpaid as of October 19, 2010. The table below assumes that the Change in Control will occur prior to the end of the relevant fiscal period with respect to each PSU, so that the number of PSUs vesting will be based on a deemed achievement of performance conditions at target level.

Name	Vested PSU Payout Value	Unvested PSU Payout Value	Total PSU Payout Value
Brian A. Markison	—	$10,568,085	$10,568,085
Joseph Squicciarino	—	3,882,555	3,882,555
Jeffrey A. Bailey	—	—	—
Frederick Brouillette, Jr.	—	999,068	999,068
Eric J. Bruce	—	2,057,700	2,057,700
Eric G. Carter, M.D., Ph.D.	—	2,047,298	2,047,298
James W. Elrod	—	2,208,323	2,208,323

Section 16 Matters

Pursuant to the Merger Agreement, King, Pfizer and Acquisition Sub have agreed to take all steps as may be required and permitted to cause the Contemplated Transactions, including the dispositions of Shares (including derivative securities with respect to such Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to King, to be exempt under Rule 16b-3 under the Exchange Act.

Offer Letter and Severance Plan

Offer Letter to Mr. Markison

Effective on July 15, 2004, Mr. Markison agreed to an offer letter (together with the Amendment dated December 31, 2008, the “Offer Letter”) whereby he became President and Chief Executive Officer of King. As described below, the Offer Letter provides for benefits to be paid to Mr. Markison in the event of a qualifying termination of employment following a “change in control” (as defined in the Offer Letter and described in Annex I hereto) of King. The consummation of the Contemplated Transactions will constitute a change in control under the Offer Letter and therefor could trigger the payment of the benefits described below.

Under the terms of the Offer Letter, if Mr. Markison’s employment is terminated while the Offer Letter is in effect (i) by King other than for “cause” (as defined in such Offer Letter and described in Annex I hereto), or (ii) by Mr. Markison for “good reason” (as defined in such Offer Letter and described in Annex I hereto), in each case during the two-year period following a change in control, King will pay Mr. Markison a lump-sum cash severance payment equal to three times the sum of his base salary at the time of termination of his employment and his target cash incentive bonus for the year of termination (which amount would not be pro-rated based on the date of his termination). Also, in the event of termination of Mr. Markison’s employment for such reasons, King would (i) continue to provide him with health and welfare benefits generally made available to the King’s executives until the third anniversary of his termination of employment, provided that such obligation would cease if he became covered by the employee benefits plans of a subsequent employer; (ii) all unvested stock options awarded to Mr. Markison under King’s stock option plan would immediately become fully vested, and (iii) in the event that any payments he received were considered “excess parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), he would be entitled to a gross-up payment to make him whole for any excise tax imposed on him under Section 4999 of the Code (and such gross-up payment would include amounts to make him whole for the Federal, state and local income and excise taxes owing with respect to the gross-up payment).

Mr. Markison’s receipt of the termination payments and other benefits contemplated by his Offer Letter is conditioned upon his execution of an agreement and release at the time of his severance. The agreement and release would include, among other things, customary non-competition and non-solicitation covenants with a term not to exceed one year, and a customary confidentiality covenant.

Severance Plan

The King Pharmaceuticals, Inc. Amended and Restated Severance Pay Plan: Tier I (the “Severance Plan”), which applies to employees at the executive vice president level and above, including the executive officers of King, provides a severance payment and certain benefits to an executive for a Qualifying Separation (as defined in the Severance Plan and described in Annex I hereto). It is also designed to provide an enhanced severance payment for a Qualifying Separation in connection with a Change in Control (as defined in the Severance Plan and described in Annex I hereto). The severance payment is payable in a lump sum within thirty days after the expiration of any revocation period associated with the waiver, release and nonsolicitation, noncompete and nondisclosure agreement to be signed by the executive. The severance obligations will be paid by King or any successor entity.

The consummation of the Contemplated Transactions will constitute a Change in Control under the Severance Plan, and therefore executive officers could become entitled to receive the benefits under the Severance Plan as described below. If a Qualifying Separation occurs under the Severance Plan within twenty-four months after a Change in Control, then the affected executive officer will be entitled to the following (subject to an offset for any benefits for which the executive officer is eligible under any other King plan or offer letter):

•

For the Chief Executive Officer, a severance payment equal to three times the sum of (1) current annual salary and (2) an amount equal to his target (mid-range) cash incentive award; or, for the other executive officers, two times the sum of (1) current annual salary and (2) an amount equal to the target (mid-range) cash incentive award;

•	Compensation for earned and unused vacation days;

•	Continuation of welfare benefits as described below;

•	Acceleration of all unvested equity awards; and

•

Additional tax gross up payments in order to compensate for any tax liability imposed on change in control payments to the extent these payments constitute “excess parachute payments” under Section 280G of the Code.

The Compensation and Human Resources Committee may, in its sole discretion under the Severance Plan, use up to the stretch (top-range) cash incentive bonus amount in place of the target (mid-range) cash incentive bonus amount if it determines such an adjustment to be appropriate.

Each payment made by King under the terms of the Severance Plan is intended to be (i) a separate payment for the purposes of Section 409A of the Code, and (ii) exempt from the application of Code Section 409A, to the extent possible. If King decides that the executive is a “specified employee,” as that term is defined by Treasury Regulation 1.409A-1(i)(1), and that payments made to the executive are or may become subject to additional tax under Code Section 409A, then payments to the executive will be (a) delayed for six months after the executive’s termination, or such shorter period as King decides is necessary to avoid the imposition of additional taxes under Code Section 409A, and (b) increased by an amount equal to the interest (at prime rate) on them for the period in which the payments were actually delayed.

The Severance Plan provides for the continuation of coverage under King’s welfare benefit plans for which the executive was eligible and participating on the date of the termination described above. These benefits would have the same terms and conditions (exclusive of any tax consequences to the recipient on resulting coverage or benefits) as if the executive were still an active employee of King, including dependent coverage where applicable. These benefits would end on the earliest of (a) the end of the period for which severance pay is calculated, (b) the date of any material breach of the provisions of the Severance Plan by the executive, or (c) the date the executive first becomes eligible for coverage of the same general category under another plan, program or other arrangement. The executive must notify King in writing within seven days after becoming eligible for alternate coverage. At the end of the period of continued coverage, the executive would be eligible to elect to continue company-sponsored medical coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA), as defined in Section 4980B of the Code, by paying such amounts as COBRA may require.

The Severance Plan provides for a reduction in the amount of benefits payable to an employee by the amount of severance benefits paid to that employee under any other severance plan, change in control plan or other arrangement maintained by King, except to the extent that the other plan or arrangement explicitly provides benefits that are payable in addition to the benefits provided under the Severance Plan.

Further information relating to severance payments or change in control payments under the Offer Letter and Severance Plan is set forth in the Information Statement under the caption “Post-Termination Payments.” In addition, copies of the Offer Letter and Severance Plan are filed as Exhibits (e)(3) and (e)(4).

Other Arrangements Concerning Executive Officers and Directors

The Executive Management Incentive Award program (“EMIA”) allows certain executives of King, including King’s executive officers, the opportunity to earn cash awards upon the accomplishment of predetermined financial objectives. King will pay 2010 annual bonuses under the EMIA program at target levels upon the earlier of the Acceptance Time or December 24, 2010. 2010 bonuses under the EMIA program, the Management Incentive Award program (“MIA”) and the Team-Based Employee Incentive Award program (“TEIA”) may not exceed $20,000,000 in the aggregate.

During the period beginning upon the Completion of the Merger and ending on the second anniversary of the Completion of the Merger (such period, the “Continuation Period”), Pfizer is prohibited from amending or terminating any King bonus plan in such a manner as to cause any individual whose employment is terminated during the Continuation Period and who is entitled to severance benefits under the Severance Plan to not have such severance benefits computed based upon such individual’s target bonus for the year of termination.

Non-employee directors can participate in the King Pharmaceuticals, Inc. Non-Employee Directors’ Deferred Compensation Plan, which allows them to defer receipt of some or all fees paid for service as members of the Board, thereby deferring the obligation to pay income taxes on these amounts. Investment choices consist of a money market fund and phantom stock units. Each phantom stock unit equates to one Share valued at the closing price on the NYSE on the last trading day of the quarter. Two directors, Earnest W. Deavenport and R. Charles Moyer, have selected phantom stock units as an investment choice under this plan.

The King Pharmaceuticals, Inc. Deferred Compensation Plan is a tax deferred compensation program for a limited number of executives, including executive officers. It provides a tax favorable vehicle for deferring cash compensation, including base salary and awards pursuant to the EMIA program.

Such deferred compensation arrangements are further described in the Information Statement under the headings “2009 Nonqualified Deferred Compensation” and “2009 Director Compensation”. Under the terms of King’s Deferred Compensation Plan and Non-Employee Directors’ Deferred Compensation Plan, all account balances and benefits accrued by plan participants under such plans will be distributed in connection with a change in control (as defined in the applicable plan) and the Board and the Compensation and Human Resources Committee of the Board have approved the termination of such plans in connection with such a change in control. The consummation of the Contemplated Transactions will constitute a change in control under the terms of King’s Deferred Compensation Plan and Non-Employee Directors’ Deferred Compensation Plan.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The tables below contain an estimate of the value of certain material payments and benefits payable to King’s executive officers, directors and affiliates in connection with the Contemplated Transactions. The table excludes, among other things, possible payments to executive officers and directors as described above under the headings “Cash Payable for Outstanding Shares Pursuant to the Offer”, “King Stock Options”, “King Restricted Stock Units and Restricted Stock Awards” and “King Performance Share Units”. Amounts shown in the tables below are estimates and assume, among other things, (i) an illustrative date for the occurrence of the Acceptance Time of November 19, 2010 and (ii) that each executive officer of King will have a qualifying termination of his or her employment on December 31, 2010, which is after the illustrative date of occurrence of the Acceptance Time. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

Name	Severance (for base salary)	Severance (for cash incentive award)	2010 Bonus	Welfare Benefits (1)	Other Executive Perquisites (2)	Vacation Days (3)	280G Gross-up	Deferred Compensation(4)
Brian A. Markison	$2,999,700	$2,999,700	$997,730	$69,984	$103,420	$92,298	$5,541,371	—
Joseph Squicciarino	1,248,000	873,600	433,118	44,401	67,595	60,000	2,013,073	—
Jeffrey A. Bailey	800,000	480,000	81,534	40,876	67,595	18,462	760,842	—
Frederick Brouillette, Jr.	698,600	349,300	173,182	26,797	62,016	40,304	622,667	—
Eric J. Bruce	897,600	538,560	267,005	44,401	62,016	20,714	990,135	$215,552
Eric G. Carter, M.D., Ph.D.	902,800	541,680	268,552	25,190	66,760	39,932	1,330,617	495,958
James W. Elrod	973,400	584,040	289,561	44,401	67,595	65,517	1,370,118	—

(1)	Reflects three years for Mr. Markison and two years for the other executive officers. Based on current election and coverage.
(2)	Reflects value of financial counseling benefit for two years (three years, in the case of Mr. Markison), executive physical benefit for two years (three years, in the case of Mr. Markison) and outplacement services valued at $9,000 ($15,000, in the case of Mr. Markison).
(3)	Based on balances for earned and unused vacation days as of October 18, 2010.
(4)	Based on balances as of October 15, 2010.

Name	Deferred Compensation(1)
Kevin S. Crutchfield	—
Earnest W. Deavenport, Jr.	$797,325
Elizabeth M. Greetham	—
Philip A. Incarnati	—
Gregory D. Jordan, Ph.D.	—
R. Charles Moyer, Ph.D.	104,958
D. Greg Rooker	—
Derace L. Schaffer, M.D.	—
Ted G. Wood	—

(1)	Based on balances as of October 15, 2010.

Employee Benefit Matters

Under the terms of the Merger Agreement, during the Continuation Period, Pfizer will provide, or will cause the Surviving Corporation to provide, to each employee actively employed by King or its subsidiaries upon Completion of the Merger (other than employees covered by collective bargaining agreements) (each such employee, a “Covered Employee”) an annual base salary or hourly rate of pay that is no less than the base salary or hourly rate of pay that such Covered Employee received from King immediately prior to the Completion of the Merger.

The Merger Agreement also provides that, during the Continuation Period, Pfizer will maintain or cause the Surviving Corporation to maintain employee benefit plans and policies for Covered Employees that are substantially similar in the aggregate to the Company Plans (as defined in the Merger Agreement) (other than bonus plans, long-term incentives, change in control, retention, transition, stay or similar arrangements).

King will pay 2010 annual bonuses under the EMIA program, MIA program and TEIA program at target levels to participants on the earlier of the Acceptance Time or December 24, 2010. Bonuses under cash bonus plans other than the EMIA program, the MIA program and the TEIA program will be based upon the level of actual performance, in accordance with the applicable bonus award documentation; provided, however, that to the extent that actual performance cannot be determined following the Completion of the Merger because the relevant performance criteria are no longer applicable following the Completion of the Merger, such performance criteria will be treated as satisfied at target. 2010 bonuses under the EMIA, the MIA and TEIA may not exceed $20,000,000 in the aggregate. During the Continuation Period, Pfizer is prohibited from amending or terminating any King bonus plan in such a manner as to cause any individual whose employment is terminated during the Continuation Period and who is entitled to severance benefits under the King Pharmaceuticals, Inc. Amended and Restated Severance Pay Plan: Tier II to not have such severance benefits computed based upon such individual’s target bonus for the year of termination.

Director and Officer Exculpation, Indemnification and Insurance

The Merger Agreement provides that, from and after the Acceptance Time, Pfizer must cause King or the Surviving Corporation (to the extent permitted by applicable law) to indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of King and its subsidiaries (in all of their capacities) to the same extent such persons were indemnified or had the right to advancement of expenses as of the date of the Merger Agreement by King pursuant to its charter and bylaws and King’s indemnification agreements in existence on the date of the Merger Agreement with any directors and officers of King.

For six (6) years following the Acceptance Time, Pfizer must cause King or the Surviving Corporation to include and cause to be maintained in effect in the Surviving Corporation’s charter and bylaws, King’s current charter and bylaw provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses. Pfizer also must cause the Surviving Corporation to maintain for a period of six (6) years after the Acceptance Time (the “Tail Period”), King’s current directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (or may substitute such policies with policies with the same coverage and amounts with terms and conditions in the aggregate no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Acceptance Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Offer and Merger). The Surviving Corporation is not required to expend annually in excess of 250% of the annual premium paid by King for such coverage. The Surviving Corporation may satisfy its obligations under the Merger Agreement by purchasing a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured parties.

Item 4.	The Solicitation or Recommendation.

On October 11, 2010, the Board unanimously, among other things: (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that the terms of the Offer and the Merger are fair to King and its shareholders that are unaffiliated with Pfizer, (iii) declared that it is in the best interests of King and its shareholders that are unaffiliated with Pfizer that King enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and (iv) recommended that King’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

The Board unanimously recommends that King’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

A copy of the letter to King’s shareholders, dated October 22, 2010, communicating the recommendation of the Board, as well as a joint press release, dated October 12, 2010, issued by King and Pfizer announcing the Offer, are included as Exhibits (a)(7) and (a)(8) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer

On June 3, 2010, Jeffrey B. Kindler, Chairman and Chief Executive Officer of Pfizer called Brian A. Markison, Chairman, President and Chief Executive Officer of King and requested a meeting. Mr. Kindler and Mr. Markison met on June 9, 2010 and discussed a possible transaction between Pfizer and King. Mr. Kindler indicated that Pfizer would be in a better position to discuss material terms of a potential transaction, including an indication of price, if Pfizer and King were to enter into a confidentiality agreement and Pfizer were permitted to conduct a high-level due diligence review of certain aspects of King’s business. Mr. Markison informed Mr. Kindler that he would report to King’s Board regarding the meeting and would contact Mr. Kindler regarding the reaction of King’s Board to the discussion.

On June 11, 2010, Mr. Markison advised Mr. Kindler that he had discussed with King’s Board the meeting held on June 9, 2010, and that King was not interested in pursuing discussions with Pfizer. Mr. Kindler called Mr. Markison on June 18, 2010 to discuss further a potential transaction, and Mr. Kindler and Mr. Markison had further conversations by phone on June 24, 2010. During this same period, representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to Pfizer, and Credit Suisse Securities (USA) LLC (“Credit Suisse”), financial advisor to King, reviewed, analyzed and discussed a potential transaction between Pfizer and King, and during one of such discussions representatives of J.P. Morgan indicated that a transaction at a price of approximately $11 per Share in cash (which represented a premium of approximately 40% to where King’s common stock had recently been trading in the public market) might be available. Credit Suisse indicated to J.P. Morgan that it believed such price was likely too low for King to consider permitting Pfizer to undertake a diligence review.

On June 25, 2010, representatives of J.P. Morgan orally communicated to representatives of Credit Suisse that Pfizer was prepared to provide King with a non-binding, preliminary offer to acquire all of the Shares of King for $12 to $14 per Share in cash. Representatives of J.P. Morgan indicated that Pfizer’s preliminary offer would be combined with a request that Pfizer be given a 10-day period to conduct a high-level due diligence review of King’s business to confirm its non-binding, preliminary offer. Representatives of Credit Suisse advised Mr. Markison of such proposal and that, in response, they had communicated to representatives of J.P. Morgan the view of King’s management that King’s Board would not likely approve access to due diligence on those terms.

On June 27, 2010, Mr. Kindler called Mr. Markison and conveyed a non-binding offer of $12 to $14 per Share in cash subject to a diligence review. During this telephone call Mr. Markison indicated that he believed that King’s Board would not likely approve access to due diligence on those terms. On June 28, 2010, representatives of J.P. Morgan called representatives of Credit Suisse and advised that Pfizer was prepared to improve the non-binding offer to a range of $13 to $14 per Share in cash, which represented a $1 per Share increase at the low end of Pfizer’s previously communicated preliminary offer.

On June 29, 2010, at the direction of King’s Board, representatives of Credit Suisse advised representatives of J.P. Morgan that, based on Pfizer’s latest indications as to price per Share, King was willing to enter into a confidentiality agreement and grant Pfizer a five-day period of access to conduct high-level due diligence focused in three areas identified by Pfizer — intellectual property matters, regulatory matters and cost structure.

On July 9, 2010, Frank D’Amelio, Senior Vice President and Chief Financial Officer of Pfizer, orally provided Mr. Markison with the non-binding, preliminary offer of $13 to $14 per Share in cash, and Pfizer confirmed that offer by letter to Mr. Markison. Also on July 9, 2010, following discussions between Mr. Markison and Mr. D’Amelio, and the parties’ respective outside counsel, Pfizer and King entered into a confidentiality agreement containing standstill restrictions on Pfizer that, among other things and subject to certain termination rights, prohibited Pfizer from initiating an unsolicited offer to acquire King’s stock or solicit proxies with respect to King voting securities.

Between August 2, 2010 and August 6, 2010, representatives of Pfizer, its financial advisor and its outside counsel conducted preliminary due diligence at the offices of Covington & Burling LLP, King’s legal advisor (“Covington”). During this diligence period, Pfizer reviewed relevant documents and agreements, and King and their respective advisors hosted due diligence meetings, during which King addressed Pfizer’s due diligence requests and Pfizer was provided with the opportunity to ask questions of the management of King on the relevant topics. A follow-up due diligence meeting was held at the offices of Covington on August 12, 2010.

On August 16, 2010, Mr. D’Amelio informed Mr. Markison in a telephone conversation that Pfizer was prepared to make a non-binding offer to acquire King for $13.25 per Share in cash. Mr. Markison responded in the call that he did not believe that King’s Board would support a business combination for King at that valuation and suggested that Pfizer provide an offer consisting of a higher per Share consideration. Following that discussion, between August 16, 2010 and August 27, 2010, Mr. Markison had conversations with Mr. D’Amelio, and representatives of Credit Suisse had conversations with representatives of J.P. Morgan, to discuss Pfizer’s non-binding offer.

On August 31, 2010, Mr. D’Amelio delivered a letter to Mr. Markison confirming the previously communicated non-binding offer to acquire King for $13.25 per Share in cash. The offer was subject to the successful completion of a full due diligence review and the negotiation and execution of mutually acceptable definitive agreements.

By telephone call on September 9, 2010, Mr. Markison communicated to Mr. D’Amelio that King’s Board had rejected Pfizer’s non-binding offer of $13.25 per Share in cash.

Between September 9, 2010 and September 16, 2010, at the direction of King’s Board, four parties were contacted to determine interest in a potential business combination transaction with King, none of which resulted in a proposal.

On September 20, 2010, Mr. Markison and Mr. D’Amelio met to discuss valuation issues. Mr. D’Amelio informed Mr. Markison that Pfizer would consider raising its non-binding offer to $13.75 per Share in cash. Mr. Markison informed Mr. D’Amelio that he did not believe that such an offer would be acceptable to King’s Board.

On September 21, 2010, Mr. D’Amelio advised Mr. Markison that Pfizer was prepared to make a non-binding offer of $14.25 per Share in cash, subject to approval by the Pfizer board of directors, Pfizer’s successful completion of a full due diligence review and the negotiation and execution of mutually acceptable definitive agreements, and that such offer was Pfizer’s best and final offer.

On September 24, 2010, Mr. Markison reported Pfizer’s offer to King’s Board, and based on that offer, King’s Board authorized King management to grant due diligence access to Pfizer and to proceed with the negotiation of a definitive agreement.

At the direction of King’s Board, on September 25, 2010, Mr. Markison advised Mr. D’Amelio that King was prepared to move forward to grant Pfizer due diligence access and to negotiate the terms of a merger agreement. Also, on September 25, 2010, a representative of Credit Suisse advised representatives of J.P. Morgan that King would make available to representatives of Pfizer and its advisors access to an online data room with due diligence materials related to King, which access was provided a few days later. Over the course of the next several weeks, Pfizer and its advisors reviewed due diligence materials provided by King, including supplements to the data room supplied upon requests from Pfizer and its advisors. King and their respective advisors also held telephonic due diligence meetings, during which King addressed Pfizer’s due diligence requests and Pfizer was provided with the opportunity to ask questions of the management of King in respect of King’s business.

On September 29, 2010, Pfizer’s legal counsel delivered a draft merger agreement to King’s legal counsel, and on October 1, 2010, King’s legal counsel delivered comments on the draft merger agreement to Pfizer’s legal counsel. Thereafter, between October 1, 2010 and October 11, 2010, King, Pfizer and their respective representatives engaged in negotiations of the terms of the Merger Agreement. On October 11, 2010, King’s Board met to review the final terms of the Merger Agreement and received the oral opinion of Credit Suisse (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of such date, the $14.25 per Share cash consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such shareholders. After the close of business on October 11, 2010, King’s Board approved the final Merger Agreement.

On October 11, 2010, the Merger Agreement was executed by Pfizer, King and Acquisition Sub.

On October 12, 2010, prior to the opening of trading on the NYSE, Pfizer and King issued a joint press release announcing the transaction.

Reasons for Recommendation

In evaluating the Merger Agreement and the Contemplated Transactions, the Board consulted with King’s senior management, King’s outside legal advisor, Covington & Burling LLP, and King’s financial advisor, Credit Suisse, in the course of reaching its determination to approve the Merger Agreement and the Contemplated Transactions and to recommend that King’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger. The Board considered a number of factors, including the following material factors and benefits of the Offer and Merger, each of which the Board believed supported its recommendation:

•

King’s Business and Financial Condition and Prospects. The Board’s familiarity with the current and historical financial condition, results of operations, business strategy, competitive position, properties, assets and prospects of King, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of King’s business (including the risk factors set forth in King’s Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2010 and June 30, 2010).

•

Review of Strategic Alternatives. As part of its consideration of the Offer and the Merger, the Board considered other strategic alternatives, including, among others, remaining an independent company and pursuing King’s strategic plan, commencing a stock buy-back program, the potential acquisition, sale or spin-off of products or lines of business or pursuing a strategic transaction with another party. The Board’s belief, after a review of strategic alternatives and discussions with King’s management and advisors, was that the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of King than the potential value that might have resulted from other strategic opportunities reasonably available to King, including remaining an independent company.

•

Risks of Remaining Independent and Unpredictability of Future Operating Environment. The Board’s assessment, after discussions with King’s management and advisors, of the risks of remaining an independent company and pursuing King’s strategic plan, including risks relating to:

•	the results and completion of clinical trials and obtaining regulatory approval for, and commercialization of, key product candidates;

•	maintaining and protecting King’s intellectual property rights;

•	the effect of competing products that may be introduced into the marketplace, including generic equivalents of King’s key products; and

•	other risks and uncertainties relating to the financial markets and the specialty pharmaceutical and animal health industries.

•

Negotiations with Pfizer. The course of discussions and negotiations between King and Pfizer, resulting in a final Offer Price of $14.25 in cash per Share, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per Share that Pfizer was willing to pay and that these were the most favorable terms to King to which Pfizer was willing to agree.

•

Premium to Market Price. The $14.25 price to be paid for each Share represented a 40.4% premium over the closing market price of the Shares on October 11, 2010, the last full trading day before the Offer and the Merger were approved by the Board and publicly announced, a 46.1% premium over the average closing market price of the Shares for the one-month period prior to October 11, 2010 and a 56.1% premium over the average closing market price of the Shares for the three-month period prior to October 11, 2010.

•

Opinion of Credit Suisse. The opinion of Credit Suisse, delivered orally on October 11, 2010 and subsequently confirmed in writing, to the Board, to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of such date, the $14.25 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such shareholders, as more fully described below under the caption “Opinion of King’s Financial Advisor.”

•

Likelihood of Completion. The belief of the Board that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition, Pfizer’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Merger, the limited number of conditions to the Offer and the Merger, Pfizer’s extensive prior experience in completing acquisitions of other companies and the likelihood of obtaining required regulatory approvals for the Contemplated Transactions and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

•

Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to King’s shareholders, on a prompt basis, following satisfaction of the conditions to the Offer, reducing the period of uncertainty during the pendency of the Contemplated Transactions on shareholders, employees and partners, with a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price (subject to applicable withholding of taxes).

•

Extension of Offer. The fact that, subject to rights to terminate, Acquisition Sub and Pfizer will be required to extend the Offer, at King’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to King’s shareholders.

•

Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of King, under certain circumstances specified in the Merger Agreement and prior to the Acceptance Time, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

•

Ability to Withdraw or Change Recommendation. The Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to withdraw or modify its recommendation in connection with an intervening event, subject to payment of a termination fee of $110 million plus expenses actually incurred by Pfizer in connection with the Merger up to $15 million and to terminate the Merger Agreement in connection with a superior offer (in each case, as specified in the Merger Agreement), subject to payment of a termination fee of $110 million (or $75 million if the basis for the actions giving rise to the termination was King’s receipt, within the 30-day period following the date of the Merger Agreement, of an acquisition proposal that constitutes or could be reasonably expected to result in a superior proposal).

•

Reasonableness of Termination Fee. The termination fee payable by King to Pfizer in the event of certain termination events under the Merger Agreement, including the two-tiered structure of the termination fee described above, and the Board’s determination that the termination fee is within the customary range of termination fees for transactions of this type.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions, including the following:

•

No Shareholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of King, or the combined company, and shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if King engages in future strategic or other transactions or as a result of the improvements to King’s operations.

•	Taxable Consideration. The gains from the Contemplated Transactions would be taxable to King shareholders for federal income tax purposes.

•

Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on King’s operations, stock price, customers and employees and its ability to attract and retain key management, scientific, research and sales personnel.

•

Effect of Failure to Complete Transactions. If the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Shares could be adversely affected, King will have incurred significant transaction and opportunity costs attempting to consummate the transactions, King may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, King’s business may be subject to disruption, the market’s perceptions of King’s prospects could be adversely affected and King’s directors, officers and other employees will have expended considerable time and effort to consummate the Contemplated Transactions.

•

Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of King’s business prior to the consummation of the Merger, requiring King to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Pfizer, may delay or prevent King from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger.

•

Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that King pay, if the Merger Agreement is terminated in certain circumstances, a termination fee of $110 million (or $75 million if the basis for the actions giving rise to the termination was King’s receipt, within the 30-day period following date of the Merger Agreement, of an acquisition proposal that constitutes or could be reasonably expected to result in a superior proposal), which fee may deter third parties from making a competing offer for King prior to the consummation of the Offer and could impact King’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

•

Appraisal Rights. The Board considered that King shareholders are not entitled to assert dissenters’ rights in connection with the Offer and the Merger under the Tennessee Business Corporation Act so long as the Shares remain listed on the New York Stock Exchange prior to the Completion of the Merger.

•

Potential Conflicts of Interest. The executive officers and directors of King may have interests in the Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of King’s shareholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of King’s Financial Advisor

Credit Suisse is acting as financial advisor to King in connection with the Offer and the Merger. As part of that engagement, the Board requested that Credit Suisse evaluate the fairness, from a financial point of view, to the holders of Shares, of the $14.25 per Share (the “Per Share Consideration”) to be paid in the Offer and the Merger. On October 11, 2010, Credit Suisse rendered its oral opinion to the Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of October 11, 2010, the Per Share Consideration to be received by the holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such shareholders.

Credit Suisse’s opinion was directed to the Board and addresses only the fairness, to the holders of Shares from a financial point of view, of the Per Share Consideration to be received in the Offer and the Merger and did not address any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger. The summary of Credit Suisse’s opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II hereto and filed as Exhibit (a)(10) hereto and sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on review undertaken and other matters considered by Credit Suisse in preparing its opinion. Holders of Shares are encouraged to read this opinion in its entirety. However, neither Credit Suisse’s written opinion nor the summary of its opinion and related analyses set forth in this Statement are intended to be, and they do not constitute, advice or a recommendation to any holder of Shares as to whether such shareholder should tender any Shares into the Offer or how such shareholder should otherwise act on any matter relating to the Offer and the Merger.

In arriving at its opinion, Credit Suisse:

•	reviewed the Merger Agreement, as well as certain publicly available business and financial information relating to King;

•	reviewed certain other information relating to King, including certain financial forecasts relating to King provided to Credit Suisse by King;

•	met with King’s management to discuss the business and prospects of King;

•	considered certain financial and stock market data of King and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of King;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which had previously been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for King, the management of King advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of King’s management as to the future financial performance of King. In addition, as King is aware, the financial forecasts provided to Credit Suisse that Credit Suisse used in its analyses relating to the future financial performance of King reflect certain assumptions of King’s management regarding the timing and achievability of King’s receipt of approvals required to market its products, as well as the marketability of King’s products, that, if different than assumed, could have a material impact on Credit Suisse’s analyses and opinion. Credit Suisse also assumed, with King’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on King or the contemplated benefits of the Offer and the Merger, and that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of King, nor has Credit Suisse been furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Shares of the Per Share Consideration to be received in the Offer and the Merger and did not address any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the Per Share Consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse’s opinion did not address the merits of the Offer and the Merger as compared to alternative transactions or strategies that may have been available to King, nor did it address King’s underlying decision to proceed with the Offer and the Merger at all or as compared to any alternative transaction or strategy.

Credit Suisse’s opinion was for the information of the Board in connection with its consideration of the Offer and the Merger and does not constitute advice or a recommendation to any shareholder of King as to whether such shareholder should tender any Shares into the Offer or how such shareholder should otherwise act on any matter relating to the Offer and the Merger.

In preparing its opinion, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analyses or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to King or the Offer and the Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of business or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of King or Credit Suisse. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Board in connection with its consideration of the Offer and the Merger and were among many factors considered by the Board in evaluating the Offer and the Merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the consideration in the Offer and the Merger or of the views of the Board with respect to the Offer and the Merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion and reviewed with the Board on October 11, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Selected Public Company Analysis.

Credit Suisse reviewed financial and stock market information of King and the following selected publicly traded companies in the specialty pharmaceuticals industry:

•	Warner Chilcott Plc

•	Cephalon, Inc.

•	Forest Laboratories, Inc.

•	Endo Pharmaceuticals Holdings Inc.

•	Medicis Pharmaceutical Corporation

Although none of the selected public companies is directly comparable to King, the companies included were chosen because they are publicly traded companies that, for purposes of analysis, may be considered to have certain similar operations.

Credit Suisse reviewed, among other things, various multiples for King and the other selected companies using closing stock prices as of October 8, 2010 and information it obtained from public filings, publicly available research analyst estimates and other publicly available information. Credit Suisse then applied a range of enterprise value to estimated 2010 and 2011 earnings before interest, taxes, depreciation, and amortization (or EBITDA) multiples, based upon its review of such multiples for King and the other selected public companies, to corresponding financial data for King, using financial estimates provided by King management. The selected multiple ranges were chosen based on Credit Suisse’s experience and judgment after reviewing the selected companies and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or companies.

This analysis indicated the following implied per share reference range for Shares, as compared to the Per Share Consideration to be received by the holders of Shares in the Offer and the Merger:

Implied Per Share Equity Reference Range for King	Per Share Consideration
$6.00 - $10.00	$14.25

Selected Transaction Analysis.

Credit Suisse reviewed certain transaction values and multiples in the following selected publicly announced transactions, which involve companies with businesses in the specialty pharmaceuticals industry (with a transaction enterprise value of over $1 billion):

Acquiror	Target
Valeant Pharmaceuticals International	Biovail Corporation
Warner Chilcott Plc	P&G Global Pharmaceuticals Business
Abbott Laboratories	Solvay Pharmaceuticals Business
Dainippon Sumitomo Pharma Co., Ltd.	Sepracor Inc.
Shionogi & Co., Ltd.	Sciele Pharma, Inc.
King Pharmaceuticals, Inc.	Alpharma Inc.
TPG Capital	Axcan Pharma Inc.
GlaxoSmithKline Plc	Reliant Pharmaceuticals Inc.
Abbott Laboratories	Kos Pharmaceuticals, Inc.
UCB S.A.	Schwarz Pharma AG
Nycomed	ALTANA Pharma AG
Mentor Corporation*	Medicis Pharmaceutical Corporation
DLJ Merchant Banking III, Inc. and J.P. Morgan Partners, LLC	Warner Chilcott Plc
Mylan Inc.*	King Pharmaceuticals, Inc.

*	The transactions were not consummated.

While none of the selected transactions is directly comparable with the Offer and the Merger, the selected transactions involve companies or divisions of companies that, for purposes of analysis, may be considered to have certain similar operations as King.

Credit Suisse reviewed, among other things, various multiples implied by the selected transactions for each of the target companies involved in the selected transactions based on publicly available financial information with respect to those target companies. Credit Suisse then applied a range of enterprise value to EBITDA multiples, based upon its review of multiples implied by the selected transactions, to King’s estimated 2010 EBITDA. The selected multiple ranges were chosen based on Credit Suisse’s experience and judgment after reviewing the selected transactions and their corresponding multiples taken as a whole and do not reflect separate or quantifiable judgments regarding individual multiples or transactions. This analysis indicated the following implied per share equity reference range for King as compared to the Per Share Consideration to be received by the holders of Shares in the Offer and the Merger:

Implied Per Share Equity Reference Range for King	Per Share Consideration
$11.50 - $15.50	$14.25

Discounted Cash Flow Analysis.

Credit Suisse performed a discounted cash flow analysis to calculate the estimated present value of the unlevered after-tax free cash flows that King was forecasted to generate through 2015, using projected financial information that was provided by King’s management. Credit Suisse also calculated a range of estimated terminal values for King by applying a range of enterprise value to EBITDA terminal multiples of 4.5x to 6.0x to King’s estimates for 2015 EBITDA. The estimated free cash flows and terminal values were then discounted to present value, as of June 30, 2010, using discount rates ranging from 8.5% to 10.5%.

These analyses indicated the following implied per share equity reference range for King, as compared to the Per Share Consideration to be received by the holders of Shares in the Offer and the Merger:

Implied Per Share Equity Reference Range for King	Per Share Consideration
$12.50 - $16.50	$14.25

Other Factors.

In rendering its opinion, Credit Suisse also reviewed and considered other factors, including:

•

the median premiums paid in merger and acquisition transactions in all industries, as well as merger and acquisition transactions in the healthcare sector announced since October 1, 2004 and recent healthcare transactions announced since January 1, 2009 preceding announcement of the merger with transaction values between $100 million and $5 billion involving U.S. targets;

•	publicly available equity research analysts’ price targets for King; and

•	the low and high trading prices of the Shares during the 52-week period ended October 11, 2010.

Miscellaneous.

King engaged Credit Suisse as its financial advisor in connection with the Offer and the Merger. King selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with King and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to King’s engagement letter with Credit Suisse, King has agreed to pay Credit Suisse a customary fee for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon the consummation of the Offer. In addition, King has agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided, and are currently providing, investment banking and other financial services to King and its respective affiliates, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation including having acted as (i) financial advisor to King in connection with its acquisition of Alpharma Inc. in 2008, (ii) joint lead arranger and joint book runner on a $300 million senior secured term loan in 2008, and (iii) sole lead arranger and sole book runner on a $500 million revolving credit facility in 2010. Credit Suisse and its affiliates have also in the past provided, and are currently providing, investment banking and other financial services to Pfizer and its affiliates, including having acted as joint book runner for a $13.5 billion bond offering and joint arranger for a $22.5 billion bridge loan, in each case, in 2009. Credit Suisse and its affiliates may in the future provide financial advice and services to King, Pfizer and their respective affiliates for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of King, Pfizer and any other company that may be involved in the Offer and the Merger, as well as provide investment banking and other financial services to such companies.

Financial Forecasts

King does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings or other results beyond the current fiscal year. However, King’s management provided certain unaudited forecasts (the “Financial Forecasts”) regarding King’s possible future operations to the Board, and Credit Suisse for use in Credit Suisse’s financial analysis, in each case in connection with the Board’s review of the Contemplated Transactions. King’s management also provided the Financial Forecasts to Pfizer in connection with Pfizer’s due diligence review of King.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither King’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by King that they are viewed by King as material information of King. The Financial Forecasts should not be regarded as an indication that King, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results. None of King or any of its advisors or representatives assumes any responsibility for the accuracy of this information.

The Financial Forecasts were based necessarily on the information prepared by King using a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond King’s control. The assumptions and estimates used to create the information used in the Financial Forecasts involve judgments made with respect to, among other things, timing of regulatory approvals, market size and growth rates, market share, future pricing, levels of operating expenses, and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect King or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less reliable with each successive year.

The Financial Forecasts assume, among other things and using various assessments of probability, that certain King product candidates would be successfully developed, approved for sale by regulators and commercialized and available for sale for the treatment of certain indications. However, it is unknown whether King’s product candidates will ultimately receive regulatory approval or be successfully commercialized for any such possible indications within the timeframe of the Financial Forecasts or at all.

The Financial Forecasts for the fiscal years ending December 31, 2010 through 2015 are set forth below. All amounts are expressed in millions of dollars.

	Fiscal Year Ended December 31,
	2010E	2011E	2012E	2013E	2014E	2015E
Net Sales	$1,485	$1,486	$1,667	$1,913	$2,247	$2,537
Operating Income	$301	$175	$217	$325	$532	$714

The Financial Forecasts do not give effect to the Contemplated Transactions, and inclusion of the Financial Forecasts in this Schedule 14D-9, should not be regarded as an indication that any of King, or its advisors or representatives, considered or consider the information used in the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. None of King or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the information used in the Financial Forecasts are shown to be in error. King’s shareholders are cautioned not to place undue reliance on the Financial Forecasts included in this Schedule 14D-9.

Intent to Tender

To King’s knowledge, after making reasonable inquiry, all of King’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

King has retained Credit Suisse as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Credit Suisse is set forth in Item 4 (“The Solicitation or Recommendation—Opinion of King’s Financial Advisor”) and is hereby incorporated by reference in this Item 5.

Except as set forth above, neither King nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of King with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with King’s employee benefit plans, no transactions with respect to the Shares have been effected by King or, to the knowledge of King, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days except for the following transactions:

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Philip A. Incarnati	October 8, 2010	38,358	$0	Gratuitous transfer of shares to trust, of which Mr. Incarnati is trustee, for the benefit of his children.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), King is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, King securities by King, any of its subsidiaries or any other person or (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving King or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of King or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of King.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement on Schedule 14f-1 attached as Annex I is being furnished in connection with the possible designation by Pfizer of certain persons to be appointed to King’s Board. Such persons, if appointed, will constitute a majority of King’s Board.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, King granted Pfizer an irrevocable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated, to purchase from King up to that number of newly issued shares of King common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Pfizer or any of its subsidiaries, including Acquisition Sub, at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option (on a fully-diluted basis as defined in the Merger Agreement). The exercise price for each Share acquired pursuant to the Top-Up Option is equal to the Offer Price. The Merger Agreement provides that the Top-Up Option will not be exercisable if (i) the number of shares of King common stock subject to the Top-Up Option exceeds the number of authorized and unissued shares of King common stock available for issuance, (ii) any order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent), enacted, promulgated, issued or entered by any governmental authority or any law prohibits the exercise or delivery of the Top-Up Option, (iii) immediately after the exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, Pfizer or any of its subsidiaries, including Acquisition Sub, would not own more than 90% of the Shares then outstanding on a fully-diluted basis (as defined in the Merger Agreement) or (iv) Acquisition Sub has not accepted for payment the Shares validly tendered in the Offer (or during the subsequent offering period, if any) and not validly withdrawn. Payment for Shares to be acquired pursuant to an exercise of the Top-Up Option may be paid, at the election of Pfizer or Acquisition Sub, either in cash or by delivery of a promissory note which promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares. Any promissory note issued will be on terms as provided by Pfizer or Acquisition Sub, which terms shall be reasonably satisfactory to King.

State Anti-Takeover Statutes

Tennessee Business Combination Act.

Section 48-103-205 of the Tennessee Business Combination Act (the “BCA”) prohibits an “interested shareholder” (generally, a shareholder owning 10% or more of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who at any time in the preceding five years owned 10% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include a merger and certain other transactions) with a resident domestic corporation for a period of five years following the date on which such shareholder became an interested shareholder unless the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the subject corporation before the interested shareholder’s share acquisition date and the proposed business combination otherwise satisfies any additional applicable requirements imposed by law and by the charter and bylaws of the subject corporation or the business combination is otherwise exempt from the provisions of the BCA. King’s Board approved the Offer and purchase of tendered Shares by either Pfizer or Acquisition Sub or their affiliates, and consequently, the provisions of Section 48-103-205 of the BCA do not apply to the Offer or the Merger.

Tennessee Investor Protection Act.

Section 48-103-103 of the Tennessee Investor Protection Act (the “IPA”) prohibits an offeror who owns 5% or more of any class of equity securities of the offeree company, if any of such securities were purchased within one year before the proposed takeover offer, from making a “takeover offer” unless the offeror, before making such purchase, has (i) made a public announcement of its intentions with respect to changing or influencing the management or control of the offeree company, (ii) made a full, fair and effective disclosure of such intentions to the persons from whom the offeror intends to acquire such securities and (iii) filed with the Tennessee Commissioner of Commerce and Insurance and the offeree company a statement signifying such intentions and containing such additional information as the commissioner by rule prescribes. Under the IPA, a takeover offer does not include an offer made on substantially equal terms to all shareholders and as to which the offeree company, acting through its board of directors, has recommended acceptance to such shareholders, if the terms thereof, including any inducements to officers or directors which are not available to all shareholders, have been disclosed to such shareholders. The Offer has been made on substantially equal terms to all of King’s shareholders, such terms have been disclosed to such shareholders and King’s Board has recommended acceptance of the Offer to King’s shareholders. Consequently, the Offer does not constitute a takeover offer within the meaning of the IPA, and the provisions of the IPA do not prohibit the Offer or the Merger.

Tennessee Control Share Acquisition Act.

The Tennessee Control Share Acquisition Act (the “CSAA”) provides that the shares of certain Tennessee corporations acquired by an acquiring person in a “control share acquisition” that exceeds the threshold of voting power of any of the various ranges specified in Section 48-103-302(4) shall be subject to restricted voting rights. Pursuant to Section 48-103-310, the CSAA is applicable only if the subject corporation’s charter or bylaws contain an express declaration that control share acquisitions in respect of the shares of the subject corporation are governed by and subject to the provisions of the CSAA. King’s charter and bylaws do not contain such declaration and, accordingly, the CSAA is not applicable to King.

Short-Form Merger and Vote Required to Approve the Merger

If, pursuant to the Offer (including any subsequent offering period) and the Top-Up Option, if exercised, Pfizer or Acquisition Sub acquires Shares which, together with Shares beneficially owned by Pfizer, Acquisition Sub and their affiliates, constitute at least 90% of the outstanding voting Shares on a fully diluted basis (as defined in the Merger Agreement), Acquisition Sub intends to effect a “short-form” merger pursuant to Section 48-21-105 of the TBCA. Section 48-21-105 of the TBCA provides that if Acquisition Sub owns at least 90% of the outstanding voting Shares of King, Acquisition Sub may merge itself into King without approval of the shareholders of King. In order to accomplish a “short-form” merger, (i) the board of directors of Acquisition Sub must adopt a plan of merger containing the information required under Section 48-21-105 of the TBCA, (ii) Acquisition Sub must mail a copy or summary of the plan of merger to each shareholder of King and (iii) Acquisition Sub must deliver articles of merger to the Secretary of State of the State of Tennessee no earlier than one month following the date on which Acquisition Sub or Pfizer acquires more than 90% of the outstanding Shares and delivers a copy of the plan of merger to all shareholders of King. Under Section 48-21-105 of the TBCA, such a merger of Acquisition Sub with and into King would not require the approval or any other action on the part of King’s Board or the shareholders of King.

If Acquisition Sub acquires, pursuant to the Offer or otherwise, Shares which, together with the Shares beneficially owned by Pfizer, Acquisition Sub and their affiliates, constitute less than 90% of the outstanding Shares, then a vote of King’s shareholders will be required to effect the Merger. In such case, the affirmative vote of a majority of votes entitled to be cast at a meeting of King’s shareholders at which a quorum is present will be required to approve the Merger under the TBCA. If a vote of King’s shareholders is required to approve the Merger, King will, in accordance with applicable law and King’s charter and bylaws, promptly and duly call, give notice of and hold a meeting of King’s shareholders to vote on approval of the Merger Agreement and the Merger. If Pfizer or Acquisition Sub purchase Shares in the Offer, Pfizer and Acquisition Sub will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of King.

Antitrust

Pfizer and King have agreed to use their reasonable best efforts to obtain all antitrust and competition regulatory approvals required to complete the Contemplated Transactions. Notwithstanding the foregoing, generally, Pfizer and its subsidiaries will not be required to propose, negotiate, commit to or effect any sale, divestiture or disposition of assets or business of Pfizer or King or their respective subsidiaries or offer to take any such action. However, Pfizer and its subsidiaries will use commercially reasonable efforts to take any such action, or effect any such sale, divestiture or disposition, where such action, sale, divestiture or disposition, individually or in the aggregate, would not result in the one year loss of net sales revenues (as measured by net 2010 sales revenue) in excess of $40,000,000.

United States Antitrust Laws

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Pfizer’s and Acquisition Sub’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Pfizer and King file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15 calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. King and Pfizer each intend to file a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period may be terminated early by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Pfizer, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Pfizer’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Pfizer’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Acquisition Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, conditioning the closing of the Contemplated Transactions, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Acquisition Sub, Pfizer or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Foreign Competition Laws

King and Pfizer and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. King and Pfizer are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

Dissenters Rights

No dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Offer. King’s shareholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto, but, rather, will receive the Offer Price.

Furthermore, no dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Merger, unless the Shares are no longer listed on the New York Stock Exchange on the date of the consummation of the Merger. If the Shares are delisted from the New York Stock Exchange prior to the date of the consummation of the Merger such that holders of the Shares are entitled to dissenters’ rights in connection with the Merger, such holders will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before they have to take any action relating thereto.

Treatment of Convertible Notes

The 1.25% Convertible Senior Notes due 2026 that are outstanding immediately prior to the Completion of the Merger will be treated in accordance with the terms of the Indenture dated as of March 29, 2006 (the “Indenture”), among King, the Subsidiary Guarantors, (defined under the Indenture to include each subsidiary of King organized in the United States), and The Bank of New York Trust Company, N.A., as Trustee. The Merger Agreement provides that King will use commercially reasonable efforts to comply with all of its obligations under the terms of the Indenture in connection with the Contemplated Transactions, including (i) in respect of the holders’ rights to convert the convertible notes or cause King to repurchase the convertible notes and (ii) delivery of any notices required by the Indenture underlying the convertible notes.

Litigation

On October 13, 2010, a purported shareholder of King named L.A. Murphy filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of the Board, King and Pfizer (the “Murphy Complaint”). Also on October 13, 2010, a purported shareholder of King named Robert J. Casey, II filed a lawsuit in the Circuit Court for Sullivan County, Tennessee, Second Judicial District against the members of the Board, King, Pfizer and Acquisition Sub (the “Casey Complaint”). On October 15, 2010, a purported shareholder of King named Joseph Leone filed a lawsuit in the United States District Court for the Eastern District of Tennessee against the members of the Board, King, Pfizer and Acquisition Sub (the “Leone Complaint”). On October 15, 2010, a purported shareholder of King named Louisiana Municipal Police Employees Retirement System filed a lawsuit in the Chancery Court of Sullivan County in the State of Tennessee against the members of the Board and King (the “LMPERS Complaint”). Also on October 15, 2010, a purported shareholder of King named Edward Combs filed a lawsuit in the Chancery Court of Sullivan County, Tennessee against the members of the Board, King, Pfizer and Acquisition Sub (the “Combs Complaint” and together with the Murphy Complaint, the Casey Complaint, the Leone Complaint, and the LMPERS Complaint the “Complaints”). Each of the plaintiffs purports to sue on behalf of a class of other shareholders of King. Each Complaint alleges that the members of the Board breached their fiduciary duties to King’s shareholders in connection with the sale of King. The Murphy Complaint, Casey Complaint, Leone Complaint and the Combs Complaint allege that Pfizer aided and abetted the purported breaches of fiduciary duties. The LMPERS Complaint alleges that King aided and abetted the purported breaches of fiduciary duties by the Board. The Casey Complaint, the Leone Complaint and the Combs Complaint each also allege that King and Acquisition Sub aided and abetted the purported breaches of fiduciary duties. Each Complaint seeks to enjoin the Offer, in addition to seeking other relief. With respect to each of the Complaints, King believes that the plaintiff’s allegations lack merit and, if the plaintiff proceeds with the litigation, will contest them vigorously.

Cautionary Note Regarding King Forward-Looking Statements

Except for the historical information presented herein, certain statements contained in, or incorporated by reference in, this Schedule 14D-9, may constitute forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by or that include the words “future”, “anticipate”, “potential”, “believe”, “may”, “could”, “would”, “might”, “possible”, “will”, “should”, “expect” or other terms of similar meaning, are forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many King shareholders will tender their shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Contemplated Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Contemplated Transactions; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors, other business partners or governmental entities; other business effects, including effects of industry, economic or political conditions outside of King’s control; transaction costs; as well as risks discussed from time to time in King’s public disclosure filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. King disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated October 22, 2010.*†

(a)(2)	Letter of Transmittal (including Substitute Form W-9).*†

(a)(3)	Notice of Guaranteed Delivery.*†

(a)(4)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*†

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*†

(a)(6)	Summary Advertisement as published on October 22, 2010.*

(a)(7)	Joint press release issued by Pfizer and King on October 12, 2010 (incorporated by reference to the Schedule 14D-9C filed by King on October 12, 2010).

(a)(8)	Letter to shareholders of King, dated October 22, 2010†

(a)(9)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

(a)(10)	Opinion of Credit Suisse Securities (USA) LLC to the Board of Directors, dated October 11, 2010 (included as Annex II hereto).†

(e)(1)	Agreement and Plan of Merger, dated as of October 11, 2010, among Pfizer, Acquisition Sub and King (incorporated by reference to Exhibit 2.1 to King’s Current Report on Form 8-K filed on October 12, 2010).

(e)(2)	Amended and Restated Copromotion Agreement between King and Wyeth, effective as of January 1, 2006 (incorporated by reference to Exhibit 10.1 to King’s Quarterly Report on Form 10-Q filed on November 9, 2006).

(e)(3)	Offer Letter to Brian A. Markison, dated July 15, 2004 (incorporated by reference to Exhibit 10.1 to King’s Quarterly Report on Form 10-Q filed on March 21, 2005).

(e)(4)	Amended and Restated King Pharmaceuticals, Inc. Severance Pay Plan: Tier I, effective October 16, 2007 (incorporated by reference to Exhibit 10.1 to King’s Current Report on Form 8-K filed on October 22, 2007).

(e)(5)	Executive Management Awards Program, as adopted by the Compensation and Human Resources Committee of the Board of Directors on December 3, 2009 and as effective on January 1, 2010 (incorporated by reference to Exhibit 10.64 to King’s Annual Report on Form 10-K filed on February 26, 2010).

(e)(6)	King Pharmaceuticals, Inc. Incentive Plan (incorporated by reference to King’s Definitive Proxy Statement as Exhibit A, filed April 15, 2010, related to the 2010 annual meeting of shareholders).

(e)(7)	Amended and Restated King Pharmaceuticals, Inc. Non-Employee Directors’ Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to King’s Current Report on Form 8-K filed on December 5, 2007).

(e)(8)	King Pharmaceuticals, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to King’s Current Report on Form 8-K filed on November 5, 2007).

(e)(9)	Third Amended and Restated Charter of King Pharmaceuticals, Inc., As Amended (incorporated by reference to Exhibit 3.1 to King’s Quarterly Report on Form 10-Q filed on August 9, 2010).

(e)(10)	Second Amended and Restated Bylaws, As Amended, of King Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.2 to King’s Current Report on Form 10-Q filed on August 9, 2010).

*	Incorporated by reference to the Schedule TO filed by Acquisition Sub and Pfizer on October 22, 2010.
†	Included in materials mailed to shareholders of King.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

King Pharmaceuticals, Inc.

By:	/s/ BRIAN A. MARKISON
Name:	Brian A. Markison
Title:	President and Chief Executive Officer

Dated: October 22, 2010

Annex I

KING PHARMACEUTICALS, INC.

501 FIFTH STREET

BRISTOL, TN 37620

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about October 22, 2010 to holders of record of common stock, no par value per share (the “Shares”), of King Pharmaceuticals, Inc., a Tennessee corporation (“King” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of King with respect to the tender offer by Parker Tennessee Corp., a Tennessee corporation (“Acquisition Sub”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), for all of the issued and outstanding Shares. You are receiving this Information Statement in connection with the possible election of persons designated by Pfizer to at least a majority of the seats on the King Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Pfizer, Acquisition Sub and King.

Pursuant to the Merger Agreement, Acquisition Sub commenced a cash tender offer on October 22, 2010 to purchase all of the issued and outstanding Shares at a price of $14.25 per Share (the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on Friday, November 19, 2010 (which is the end of the day on November 19, 2010), subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders of King and are filed as exhibits to the Schedule 14D-9 filed by King with the Securities and Exchange Commission (the “SEC”) on October 22, 2010.

The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, Pfizer will be entitled to elect or designate to serve on the Board, such number of directors, rounded up to the next whole number, as will give Pfizer representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Pfizer described in this paragraph) by the percentage that (A) the number of Shares owned directly or indirectly by Pfizer bears to (B) the number of Shares then outstanding. As a result, Pfizer will have the ability to designate a majority of the Board following the consummation of the Offer. Under the Merger Agreement, King has agreed, upon request by Pfizer, to take all actions necessary to enable Pfizer designees to be elected or appointed to the Board effective at the consummation of the Offer, including (i) by promptly filling vacancies or newly created directorships on the Board, (ii) promptly increasing the size of the Board (including by amending King’s bylaws if necessary to increase the size of the Board) and/or (iii) promptly securing the resignations of such number of its incumbent directors as is necessary to provide Pfizer with such level of representation, and shall cause Pfizer’s designees to be so elected or appointed at such time.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Pfizer’s designees to the

Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Pfizer’s designees has been furnished to King by Pfizer, and King assumes no responsibility for the accuracy or completeness of such information.

PFIZER’S DESIGNEES

Pfizer has informed King that it will choose its designees to the Board from the executive officers of Pfizer and/or Acquisition Sub listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to shareholders of King. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. Pfizer has informed King that each of the executive officers of Pfizer and/or Acquisition Sub listed in Schedule I to the Offer to Purchase who will be chosen to act as a director of King has consented to act as a director of King.

Based solely on the information set forth in Schedule I to the Offer to Purchase filed by Acquisition Sub, none of the executive officers or directors of Pfizer and/or Acquisition Sub listed in Schedule I to the Offer to Purchase (1) is currently a director of, or holds any position with, King, or (2) has a familial relationship with any directors or executive officers of King. King has been advised that, to the best knowledge of Acquisition Sub and Pfizer, except as disclosed in the Offer to Purchase, none of the executive officers or directors of Pfizer and/or Acquisition Sub listed in Schedule I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of King and none have been involved in any transactions with King or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Pfizer has informed King that, to the best of its knowledge, none of the executive officers or directors of Pfizer and/or Acquisition Sub listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Pfizer’s and Acquisition Sub’s designees may assume office at any time following the purchase by Acquisition Sub of Shares pursuant to the Offer, which purchase cannot be earlier than November 19, 2010, and that, upon assuming office, Pfizer’s and Acquisition Sub’s designees will thereafter constitute at least a majority of the Board. It is currently not known which of the current directors of King would resign, if any.

CERTAIN INFORMATION CONCERNING KING

The authorized capital stock of King consists of 600,000,000 Shares and 15,000,000 shares of Preferred Stock, no par value per share. As of October 19, 2010, a total of (i) 249,958,811 Shares were issued and outstanding (inclusive of restricted stock awards issued pursuant to any King equity incentive plan) and (ii) 8,110,639 shares of common stock, without par value, of King were subject to issuance pursuant to the exercise of outstanding options, and no shares of Preferred Stock were issued and outstanding. The Shares constitute the only class of securities of King that is entitled to vote at a meeting of the shareholders of King. Each Share entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The names of the current King directors and executive officers and their ages as of October 19, 2010 are as follows:

Name	Age	Position(s)
Kevin S. Crutchfield	49	Director
Earnest W. Deavenport, Jr.	72	Director
Elizabeth M. Greetham	61	Director
Philip A. Incarnati	56	Director
Gregory D. Jordan, Ph.D.	58	Director
Brian A. Markison	51	President, Chief Executive Officer and Chairman of the Board
R. Charles Moyer, Ph.D.	65	Director
D. Greg Rooker	63	Director
Derace L. Schaffer, M.D.	63	Director
Ted G. Wood	72	Director
Joseph Squicciarino	54	Chief Financial Officer
Jeffrey A. Bailey	48	Chief Commercial Officer
Frederick Brouillette, Jr.	59	Corporate Compliance Officer
Eric J. Bruce	54	President, Alpharma Animal Health
Eric G. Carter, M.D., Ph.D.	58	Chief Science Officer
James W. Elrod	50	Chief Legal Officer

Each of the Company’s directors stands for election annually, and, subject to the applicable terms of the Merger Agreement, will serve until the 2011 annual meeting of the Company’s shareholders or until his or her successor has been duly elected and qualified. Biographical information concerning the directors and executive officers is set forth below.

There are no material proceedings in which any director or executive officer of King is a party adverse to King or any of its subsidiaries or has a material interest adverse to King or any of its subsidiaries.

There are no family relationships among the directors and executive officers of King.

ABOUT OUR MANAGEMENT TEAM

King is led by Brian A. Markison, who serves as our Chairman of the Board, President and Chief Executive Officer (“CEO”). In addition to Mr. Markison, whose detailed biography appears below, the following individuals serve as King’s executive leadership team.

Joseph Squicciarino has served as King’s Chief Financial Officer since June 2005. Prior to joining King, Mr. Squicciarino was Chief Financial Officer—North America for Revlon, Inc., beginning in March 2005. From February 2003 until March 2005 he served as Chief Financial Officer—International for Revlon International, Inc. He held the position of Group Controller Pharmaceuticals—Europe, Middle East, Africa with Johnson & Johnson from October 2001 until October 2002. He held a variety of positions with the Bristol-Myers Squibb Company and its predecessor, the Squibb Corporation, from 1979 until 2001, including Vice President Finance, International Medicines; Vice President Finance, Europe Pharmaceuticals & Worldwide Consumer Medicines; Vice President Finance, Technical Operations; and Vice President Finance, U.S. Pharmaceutical Group. Mr. Squicciarino also serves on the board of directors of Zep, Inc., a publicly-held company. He is a Certified Public Accountant, a member of the New Jersey Society of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. Mr. Squicciarino graduated from Adelphi University in 1978 with a Bachelor of Science degree in Accounting.

Jeffrey A. Bailey has served as Chief Commercial Officer since August 2010. Prior to joining King, Mr. Bailey was President and General Manager, Northwest Operating Unit, of Novartis Pharmaceuticals Corporation, a position he occupied since 2008. In his position at Novartis, Mr. Bailey led a team of approximately 1,000 employees generating annual revenues in excess of $800 million. Previously he was Vice President—Marketing, Managing Partner for LandSource, LLC and MaineVest, LLC from 2006 until 2008. Mr. Bailey held a variety of positions with Johnson & Johnson from 1984 until 2006, including National Sales Director, Janssen Pharmaceutical; Executive Director, Sales and Marketing Training and Development; Field Sales Director; Regional Business Director; Marketing Manager/Director; Manager, Business Analytics; District Sales Manager; and Sales Representative. He graduated from Rutgers University in 1984 with a Bachelor of Arts degree in Business.

Frederick Brouillette, Jr. has served as Corporate Compliance Officer since August 2003. He was Executive Vice President, Finance from January 2003 until August 2003 and, prior to that, Vice President, Risk Management beginning in February 2001. Before joining King, Mr. Brouillette, a Certified Public Accountant, was with PricewaterhouseCoopers LLP for 4 years, serving most recently in that firm’s Richmond, Virginia office providing internal audit outsourcing and internal control consulting services. He was formerly a chief internal audit executive for two major public corporations and served for 12 years in the public accounting audit practice of Peat, Marwick Mitchell & Co., the predecessor firm to KPMG. Mr. Brouillette is a member of the Virginia Society of Certified Public Accountants, the American Institute of Certified Public Accountants and the Institute of Internal Auditors. He graduated with honors from the University of Virginia’s McIntire School of Commerce in 1973 with a Bachelor of Science degree in Accounting.

Eric J. Bruce has served as President, Alpharma Animal Health since February 2009. He was King’s Chief Technical Operations Officer from June 2005 until February 2009. Prior to joining King, Mr. Bruce was Vice President of Operations for Mallinckrodt Pharmaceuticals, a position he had occupied since 2000. Previously, he was Vice President of Manufacturing for Kendall Health Care from 1997 until 2000, and from 1996 until 1997 he held various positions with INBRAND, including that of Senior Vice President of Manufacturing. Mr. Bruce graduated from the Georgia Institute of Technology in 1978 with a Bachelor of Science degree in Industrial Management.

Eric G. Carter, M.D., Ph.D. has served as King’s Chief Science Officer since January 2007. Prior to joining King, Dr. Carter held several positions with GlaxoSmithKline commencing in 1999, most recently as Vice President and Global Head, Clinical Development and Medical Affairs, Gastroenterology, R&D. His earlier experience at GlaxoSmithKline included North American responsibility for Gastroenterology and for emerging therapeutic areas. Dr. Carter has served as a Clinical Associate Professor at the University of North Carolina for the Division of Digestive Diseases and Nutrition, School of Medicine. He previously held academic positions with the University of California, where he was responsible for establishing and directing many research programs. After earning a bachelor’s degree in Biochemistry from the University of London, Dr. Carter received his medical degree from the University of Miami and a doctor of philosophy degree from the University of Cambridge. He obtained board certification from the American Board of Internal Medicine, Gastroenterology and Clinical Nutrition and has authored or co-authored more than 50 scientific publications.

James W. Elrod has served as Chief Legal Officer since January 2009. He was Secretary from May 2005 until May 2010, General Counsel from February 2006 until January 2009 and Acting General Counsel from February 2005 to February 2006. Mr. Elrod previously served in various positions within King’s Legal Department, beginning in September 2003, including Vice President, Legal Affairs. Prior to joining King, he served in various capacities at Service Merchandise Company, Inc. including Vice President, Legal Department. He previously practiced law in Nashville, Tennessee. Mr. Elrod earned a Juris Doctor degree from the University of Tennessee and a Bachelor of Arts degree from Berea College.

ABOUT OUR BOARD OF DIRECTORS

ROLE OF THE BOARD

Pursuant to Tennessee law, our business, property and affairs are managed under the direction of our Board. The Board has responsibility for establishing broad corporate policies and for King’s overall performance and direction, but is not involved in day-to-day operations. Members of the Board keep informed of our business by participating in Board and committee meetings, by reviewing analyses and reports sent to them regularly, and through discussions with our executive officers and independent registered public accounting firm.

OUR DIRECTORS

We currently have ten directors, all of whom stand for election annually.

Kevin S. Crutchfield was appointed as a director in February 2010. He has served as Chief Executive Officer of Alpha Natural Resources, a supplier and exporter of metallurgical and thermal coal, since July 2009. He previously served as its President, beginning in January 2007, and was appointed to its board of directors in November 2007. Prior to that time he served as Executive Vice President since the company’s formation in November 2004. Mr. Crutchfield has held many other senior executive positions during his tenure in the energy industry, including service as Vice President of El Paso Corporation, as President of Coastal Coal Company LLC, as President and CEO of AMVEST Corporation and as Chairman and CEO of Cyprus Australia Coal Company. He also serves on the boards of several private organizations, including the Kentucky Coal Association, the West Virginia and Virginia Coal Associations, the Wellmont Foundation and the Southwest Virginia Higher Education Center. Mr. Crutchfield received a bachelor of science degree from Virginia Polytechnic Institute and State University and he graduated from the University of Virginia, Colgate Darden School of Business Executive Program in 1994.

Mr. Crutchfield’s service as a senior executive for a variety of companies, including his current service as Chief Executive Officer of a growing, acquisition-oriented company, and his experience as a director of Alpha Natural Resources, allow him to add valuable perspectives to the discussions of our Board and to offer advice and insight to management regarding King’s growth.

Earnest W. Deavenport, Jr. has served as a director since May 2000. In 2002, he retired as Chairman of the Board and Chief Executive Officer of Eastman Chemical Company, where he was employed in various capacities since 1960. He was Chairman of the National Association of Manufacturers in 1998 and is currently a member of the National Academy of Engineering. Mr. Deavenport is also a member of the boards of directors of Zep, Inc. and Regions Financial Corporation, each a publicly-held company. He has served as the Lead Director of Regions Financial Corporation, Chairman of the Nominating & Corporate Governance Committee of the board of Regions Financial Corporation and, since April 1, 2010, serves as its Non-Executive Chairman of the Board. Mr. Deavenport graduated from the Massachusetts Institute of Technology with a Master of Science degree in Management in 1985 and from Mississippi State University with a Bachelor of Science degree in Chemical Engineering in 1960.

Mr. Deavenport’s experience as an executive, including as a Chief Executive Officer, of a large and diverse manufacturing company, as well as his experience as a director of many public and private enterprises across a range of industries, allow him to provide invaluable guidance to our Board and management team. In addition, his knowledge of compensation-related matters, and his service on the compensation committees of a number of public-company boards of directors has particularly qualified him to serve as the chair of the Board’s Compensation and Human Resources Committee.

Elizabeth M. Greetham has served as a director since November 2003. She retired as the Chief Executive Officer and President of ACCL Financial Consultants Ltd. in December 2007, a position she held since 2004. From 1998 until 2004 she was a director of DrugAbuse Sciences, Inc. and served as its Chief Executive Officer from August 2000 until 2004 and as Chief Financial Officer and Senior Vice President, Business Development from April 1999 to August 2000. Prior to joining DrugAbuse Sciences, Inc., Ms. Greetham was a portfolio manager with Weiss, Peck & Greer, an institutional investment management firm, where she managed the WPG Life Sciences Funds, L.P., which invests in select biotechnology stocks. She was previously a consultant to F. Eberstadt & Co. In total, Ms. Greetham has over 25 years of experience as a portfolio manager and health care analyst in the United States and Europe. Ms. Greetham earned a Master of Arts (Honours) degree in Economics from the University of Edinburgh, Scotland in 1971.

Ms. Greetham’s detailed knowledge of the biotechnology and pharmaceutical industries, her service as a senior executive and her experience with and participation in business acquisitions and combinations combine to qualify her to serve as a director of King. Further, her extensive experience with public-company financial analysis allows her to serve as one of the Board’s Audit Committee Financial Experts.

Philip A. Incarnati has served as a director since November 2006. He has served as President and Chief Executive Officer of McLaren Health Care Corporation, an integrated health care system, since 1989. Before joining McLaren, Mr. Incarnati held top-level executive positions with the Wayne State University School of Medicine, Detroit Receiving Hospital and University Health Center, and Horizon Health System. Mr. Incarnati also serves on the board of Medical Staffing Network, Inc., a publicly-traded company, and on the boards of three privately-held companies, PHNS, Inc., Reliant Renal Care Inc. and ProTom International Inc. Mr. Incarnati earned both a Bachelor’s Degree and a Master’s Degree in management and finance from Eastern Michigan University (EMU). He has been a member of the EMU Board of Regents since 1992, when he was appointed by then-Michigan Governor John Engler, serving as its Chairman from 1995 until 2005.

Mr. Incarnati has served in many healthcare-related executive positions throughout his career, and his long service as President and Chief Executive Officer of a health care system has equipped him with detailed knowledge of the operations of a complex entity. Further, Mr. Incarnati’s ability to provide to King’s Board and its management the perspectives of healthcare providers and administrators is important in the development and review of our strategic plans.

Gregory D. Jordan, Ph.D. has served as a director since June 2001. He has served as President of King College in Bristol, Tennessee since 1997, having joined the King College faculty in 1980. He received his Bachelor of Arts degree from Belhaven College in 1973; his Master of Arts and Divinity degrees from Trinity Evangelical Divinity School in 1976 and 1977, respectively; his Doctorate in Hebraic and Cognate Studies from Hebrew Union College Jewish Institute of Religion in 1987; and his Master of Business Administration degree from the Babcock Graduate School of Management at Wake Forest University in 2004.

Dr. Jordan has overseen a significant expansion of the scope of the operations of King College during his tenure as President, and he is thus able to offer valuable guidance concerning the management of significant organizational growth, development and governance. He is also closely connected with the Bristol, Tennessee /Virginia area, the location of the Company’s corporate headquarters and the work location of many of its employees.

Brian A. Markison was elected as Chairman of the Board in May 2007. He has served as President and Chief Executive Officer and a director since July 2004. He joined King as Chief Operating Officer and served in that position from March 2004 until July 2004. Previously, Mr. Markison held various positions with Bristol-Myers Squibb Company beginning in 1982, most recently as President of Bristol-Myers Squibb’s Oncology, Virology and Oncology Therapeutics Network businesses. Between 1998 and 2001, he served variously as Bristol-Myers Squibb’s Senior Vice President, Neuroscience/Infectious Disease; President, Neuroscience/Infectious Disease/Dermatology; and Vice President, Operational Excellence and Productivity. He also held various sales and marketing positions. Mr. Markison is a member of the board of directors of Immunomedics, Inc., a publicly-held corporation. He graduated from Iona College in 1982 with a Bachelor of Science degree.

Mr. Markison’s intimate knowledge of King’s operations through his service as its Chief Executive Officer, and the experience gained during the many and varied executive positions he has held throughout his career in the pharmaceutical industry, make him an essential member of the Board and a vital interface between King’s management and the Board.

R. Charles Moyer, Ph.D. has served as a director since December 2000. Dr. Moyer presently serves as Dean of the College of Business at the University of Louisville, a position he has held since August 2003. He is Dean Emeritus of the Babcock Graduate School of Management at Wake Forest University, having served as Dean from 1996 until his retirement from this position in August 2003, and as a professor from 1988 until 2005. Dr. Moyer held the GMAC Insurance Chair of Finance at Wake Forest University. Prior to joining the faculty at Wake Forest in 1988, Dr. Moyer was Finance Department Chairman at Texas Tech University. Dr. Moyer earned his Doctorate in Finance and Managerial Economics from the University of Pittsburgh in 1971, his Master of Business Administration degree from the University of Pittsburgh in 1968 and his Bachelor of Arts degree in Economics from Howard University in 1967.

Dr. Moyer’s career-long experience with matters of business and finance informs the Board’s consideration of potential strategic transactions, many of which involve complex financing arrangements. In addition, his service as a department chair at two major universities has prepared Dr. Moyer not only for service as chair of King’s Audit Committee but also as one of its Audit Committee Financial Experts.

D. Greg Rooker has served as a director since October 1997. Mr. Rooker is the former owner and President of Family Community Newspapers of Southwest Virginia, Inc., which consisted of six community newspapers and a national monthly motor sports magazine. He retired from this position in 2000. He is a co-founder of The Jason Foundation and Brain Injury Services of SWVA, Inc., each a non-profit organization providing services to brain injury survivors. Mr. Rooker serves as Secretary of The Jason Foundation and as a member of the board of directors of Brain Injury Services of SWVA, Inc. Mr. Rooker graduated from Northwestern University with a degree in Journalism in 1969.

Mr. Rooker offers to the Board the knowledge and experience gained from many years of owning and operating his own business. Further, through his charitable efforts following retirement, he has assisted numerous brain-injury patients in receiving care to which they may not have otherwise obtained access. This experience provides Mr. Rooker with the necessary expertise to advise King’s Board and management regarding the perspectives of patients who may use, and health care providers who may prescribe, King’s products.

Derace L. Schaffer, M.D. was appointed as a director in February 2010. Dr. Schaffer has served as Chief Executive Officer of The Lan Group, a venture capital firm he founded that specializes in healthcare and high technology investments, since 1990. He is also the founder of Partners Imaging, L.P. and has served as its Chairman since its formation in March 2005. From April 2005 until August 2007, Dr. Schaffer served as Vice Chairman and Chief Executive Officer of Healthcare Acquisition Corporation, a publicly-held company, and he continues to serve as a member of the board of directors of the publicly-held PharmAthene, Inc., which was acquired by Healthcare Acquisition Corporation in 2007. He also currently serves as a director of another publicly-held company, American Caresource Holdings, Inc., and as a director of several privately-held companies, including Careguide, Inc., Source Medical Solutions and Partners Imaging. He has previously served as a director or executive of numerous healthcare companies, including several health systems and more than ten healthcare services and technology companies, including Allion Healthcare, Inc. During the past 25 years, Dr. Schaffer has founded over 15 companies, principally focused on the life sciences, and he has often served as a director or executive of these companies. Dr. Schaffer received a bachelor of arts degree in Biology from Hamilton College in 1969 and is a member of Alpha Omega Alpha, the National Medical Honor Society. He received his medical degree from Albany Medical College in 1973 and completed his residency in radiology, including service as Chief Resident in Radiology, at the Massachusetts General Hospital and Harvard Medical School, where he also received his fellowship training. He has held clinical professorships at both the University of Rochester and Cornell medical schools.

Dr. Shaffer is a physician with extensive experience in both the practice of medicine and the creation, operation and growth of business enterprises focused on the life sciences. As a result of his experience, Dr. Schaffer is able to advise the Board and management not only regarding strategic and operational business issues, but also concerning the perspectives of physicians and other healthcare providers who use King’s products in caring for their patients.

Ted G. Wood has served as a director since August 2003 and as Lead Independent Director since May 2007. Mr. Wood was the Non-Executive Chairman from May 2004 until May 2007. He is retired from The United Company in Bristol, Virginia, where he served as Vice Chairman from January 2003 until August 2003. He previously served as President of the United Operating Companies from 1998 to 2002. Mr. Wood was previously a director of King from April 1997 to May 2000. From 1993 to 1994, he was President of KV Pharmaceutical Company in St. Louis, Missouri. From 1992 to 1993, he was President of Boehringer Mannheim Pharmaceutical Corporation in Rockville, Maryland. From 1975 to 1991, he was employed by SmithKline Beecham Corporation where he served as President of Beecham Laboratories from 1988 to 1989 and Executive Vice President of SmithKline from 1990 to 1991. Mr. Wood is a member of the board of directors of Alpha Natural Resources, Inc., a publicly-held corporation. He graduated from the University of Kentucky with a Bachelor of Science degree in Commerce in 1960. In 1986 he completed the Advanced Management Program at Harvard University.

Mr. Wood has several decades of experience in the pharmaceutical industry, much of it in senior executive positions, and he is therefore able to offer insight and guidance into nearly all aspects of the operations of a company such as King. This experience, as well as his current and past service as a director of a number of publicly-held companies, well qualifies Mr. Wood to serve not only as director of King but also in the roles of both Lead Independent Director and chair of the Board’s Nominating and Corporate Governance Committee.

INDEPENDENT AND NON-MANAGEMENT DIRECTORS

The Board has determined that all of King’s directors other than Mr. Markison are independent from King under the independence standards of the New York Stock Exchange (the “NYSE”) and the SEC.

The Board’s non-management directors regularly meet separately from the Board as a whole. King’s Corporate Governance Guidelines provide that the Chairman of the Board, if independent of King, will serve as presiding director at meetings of the non-management directors. If the Chairman is not an independent director, then the non-management directors annually elect one of their members to serve as Lead Independent Director.

LEAD INDEPENDENT DIRECTOR

Mr. Markison, King’s President and CEO, was appointed as Chairman of the Board in May 2007. It is the Board’s view that Mr. Markison’s service as both Chairman and CEO is important for effective coordination and communication between the Board and management. Mr. Wood was elected, at the same time as Mr. Markison’s appointment as Chairman, to serve as Lead Independent Director, and he has been re-elected to this position each year since, most recently in May 2010.

The duties of the Lead Independent Director include: meeting regularly with the Chairman; advising the Chairman as to an appropriate schedule of Board meetings; consulting with the Chairman in establishing agendas for Board meetings and consulting with the chair of each committee in establishing agendas for committee meetings; facilitating communications with other members of the Board; acting as the presiding director at meetings of the non-management directors; serving as a non-voting member of each committee on which he does not serve as a regular member; serving as a point of contact for shareholders who wish to contact the Company other than through its management; directing the provision of any materials to the Board that he or she determines to be necessary for the independent directors to effectively and responsibly perform their duties; coordinating the Board’s annual self-evaluation process; and other duties as prescribed from time to time by King’s Corporate Governance Guidelines.

COMMUNICATION WITH THE BOARD

Interested parties may contact the Board:

•	by sending correspondence to the attention of the Secretary, William L. Phillips III, King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620;

•	by sending email to Board@kingpharm.com; or

•	by calling (888) 440-5464 and leaving a voicemail message.

Communications should specify whether they are intended for all directors, all non-management directors, only the Chairman, or only the Lead Independent Director. Any message which does not specify its intended recipients will be treated as if intended for the entire Board. All messages will be reviewed by King’s Legal Department and its Compliance Office and any message deemed by either department to be substantive will be forwarded to the intended recipients.

2009 BOARD MEETINGS AND ATTENDANCE

In 2009, the Board met 10 times. All directors attended at least 75% of the aggregate of all of the Board meetings and meetings held by committees of which they were members in 2009.

BOARD COMMITTEES

The Board has appointed an Audit Committee, a Compensation and Human Resources Committee and a Nominating and Corporate Governance Committee. Each member of these committees has been determined by our Board to be independent of King pursuant to NYSE listing standards. Each of these committees operates pursuant to a written charter adopted by our Board. These charters are available through our website, www.kingpharm.com, by first choosing “Investors” and then “Governance”. The Board has also formed an Enterprise Risk Management Committee.

Audit Committee. The Audit Committee currently consists of R. Charles Moyer (Chair), Elizabeth M. Greetham, Philip A. Incarnati, D. Greg Rooker and, as of May 2010, Derace L. Schaffer. The Audit Committee has the authority and responsibility, among other obligations, to select, retain, compensate, terminate and oversee the work of our independent registered public accounting firm; to assess the qualifications and independence of our independent registered public accounting firm; to pre-approve auditing, audit-related and permitted non-auditing services rendered by our independent registered public accounting firm; to discuss with the independent registered public accounting firm the results of the annual audit and quarterly reviews of financial statements; to review and evaluate management’s conduct of King’s financial reporting processes (including the development and maintenance of systems of internal accounting and financial control); to oversee King’s compliance with certain legal and regulatory requirements; to oversee the performance of King’s internal audit function; to monitor compliance with King’s investment policy; and to make reports to the Board periodically with respect to its work. The Board has determined that each member of the Audit Committee meets the independence, experience and other qualification requirements of the NYSE and the SEC and that Dr. Moyer and Ms. Greetham, each of whom serves on the Audit Committee, are “audit committee financial experts,” as defined by the rules of the SEC. None of the Committee’s members serves on more than three public company audit committees. The Audit Committee met five times during 2009. For additional information regarding the Audit Committee, please see the section entitled “Report of the Audit Committee of the Board” below.

Compensation and Human Resources Committee. The Compensation and Human Resources Committee currently consists of Earnest W. Deavenport, Jr. (Chair), Elizabeth M. Greetham, Gregory D. Jordan, Ted G. Wood and, as of May 2010, Kevin S. Crutchfield. The Committee has the authority and responsibility, among other obligations, to establish and periodically review a general compensation philosophy for our executive officers; to annually review and approve the corporate goals and objectives upon which the compensation of our

CEO is based, evaluate the CEO’s performance in light of these goals and objectives and determine the CEO’s compensation; to review and approve the recommendations of the CEO with regard to the compensation and benefits of the executive officers; in conjunction with the Nominating and Corporate Governance Committee, to review annually and make recommendations to the Board with respect to the compensation (including any equity-based compensation) of non-employee directors; to oversee the management development process, including an annual review of plans for executive officer succession; and to oversee regulatory compliance with respect to compensation matters. In 2009, the Committee was advised with respect to executive compensation matters by an independent outside consultant, James F. Reda & Associates, LLC, retained by the Committee. The Compensation and Human Resources Committee met nine times during 2009. For additional information regarding the Compensation and Human Resources Committee and compensation matters generally, please see the section entitled “Compensation Discussion and Analysis” below.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee currently consists of Ted G. Wood (Chair), Earnest W. Deavenport, Jr., Gregory D. Jordan and R. Charles Moyer. The Nominating and Corporate Governance Committee has the authority and responsibility, among other obligations, to locate, evaluate and recommend to the Board persons to be nominated for election or appointment as directors; to recommend to the Board a chair and members for each of the Board’s committees; to assist the Board and its committees in the development and implementation of performance evaluation processes; to review annually our Corporate Governance Guidelines and recommend to the Board any changes that the Committee determines to be necessary or desirable; to assist the Board with the orientation of new directors and continuing education for existing directors; in conjunction with the Compensation and Human Resources Committee, to annually review and make recommendations to the Board with respect to the compensation (including equity-based compensation) of non-employee directors; and to examine annually the independence from King of each non-employee director and deliver to the Board the results of its review. The Nominating and Corporate Governance Committee met seven times during 2009.

The Nominating and Corporate Governance Committee may consider, in evaluating potential director nominees, any of the following factors, or other factors, which it determines to be relevant:

•	Character and integrity.

•	Educational background.

•

Business or professional experience, including experience with financial statements, financial reporting, internal controls, executive compensation, corporate governance, employee benefits, manufacturing and regulatory issues or other relevant areas of experience.

•	Familiarity with the principal operations of publicly-traded United States companies.

•	Current or prior relationships with King or any of its subsidiaries.

•	The correlation between the candidate’s experience and the Committee’s evaluation of the present and future needs of the Board.

If reviewing the qualifications of an incumbent director, the Committee also considers the past performance of the incumbent director.

King does not have a formal policy regarding the consideration of diversity in identifying director nominees. However, the Nominating and Corporate Governance Committee actively attempts to identify and nominate candidates with a variety of backgrounds and complementary skills so that the Board, as a whole, will have the experience needed to oversee King’s business.

Shareholders may recommend candidates to the Committee by submitting a written recommendation to the Chief Legal Officer, 501 Fifth Street, Bristol, Tennessee 37620. The Chief Legal Officer will direct all such correspondence to the Committee.

In order for a written shareholder recommendation to be evaluated by the Committee, it must include all information about the candidate that is required to be disclosed in a solicitation of proxies for election of directors pursuant to Regulation 14A under the Exchange Act. The written recommendation must also be accompanied by the candidate’s written consent to be named in a proxy statement as a nominee, if recommended by the Committee and nominated by the Board, and to serve as a director if appointed or elected. Additional information about the candidate may be requested by the Committee from time to time, either from the recommended person or from the recommending shareholder.

The shareholder must also disclose, with the written recommendation, the number of Shares beneficially owned by the shareholder, the percentage of all outstanding common stock which the Shares represent and the period of time the shareholder has beneficially owned the Shares. If the shareholder is part of a group of shareholders that is making the recommendation, the shareholder must also disclose the names of the other members of the group and, for each member of the group, the number of Shares beneficially owned by the member, the percentage of all outstanding common stock which the Shares represent and the period of time the member has beneficially owned the Shares.

Once the Committee has received all required or requested information regarding a particular shareholder-recommended candidate, the Committee will evaluate that candidate according to its established evaluation practices and, based on the results of that evaluation, will determine whether to recommend the candidate to the Board for nomination for election or appointment as a director.

The procedure described above does not preclude a shareholder of record from making nominations of director candidates, provided such nominations are in accordance with King’s bylaws as then in effect.

From time to time, including in 2009, the Committee has retained and paid consultants to assist it in the process of identifying or evaluating Board candidates. No candidates have been recommended to serve on the Board by a shareholder or group of shareholders who beneficially owned more than 5% of our common stock.

Enterprise Risk Management Committee. In 2009, the Enterprise Risk Management Committee consisted of all then-serving directors, and it was co-chaired by Mr. Markison and Mr. Incarnati. Since May 2010, the Enterprise Risk Management Committee consisted of Philip A. Incarnati (Chair), Kevin S. Crutchfield, D. Greg Rooker, and Derace L. Schaffer. This Committee is responsible for oversight of King’s risk management processes; risk assessments; risk mitigation activities; the adoption of risk tolerances; and for reviewing the activities and reports of management’s Enterprise Risk Management Committee. The enterprise risk management approach applied by the Committee is designed to identify, assess, mitigate and manage material risks, and it supports the Board’s corporate governance goals and the efforts of management to achieve strategic objectives.

BOARD COMMITTEE REPORTS

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS, AS OF APRIL 15, 2010

The following Report of the Audit Committee, issued on April 15, 2010, does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other company filing under the Securities Act of 1933 or the Exchange Act, except to the extent the company specifically incorporates this Report by reference therein.

The Audit Committee is typically appointed by the Board immediately following the annual meeting of shareholders. Since the time of the May 2009 annual meeting, R. Charles Moyer (Chair), Elizabeth M. Greetham, Philip A. Incarnati and D. Greg Rooker have served on the Audit Committee. The Board of Directors has determined that each member of the Audit Committee meets the independence, experience and other qualification requirements of the NYSE and the SEC. None of the Committee’s members serves on more than three public company audit committees. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors which is available on our website, www.kingpharm.com.

Management is responsible for internal controls and the financial reporting process. The company’s independent registered public accounting firm is responsible for performing an audit of our financial statements and company’s systems of internal control, in accordance with the standards of the Public Company Accounting Oversight Board (United States), and for expressing an opinion about those statements and controls based upon its audit. The Audit Committee, on behalf of the Board, monitors and reviews the performance of the independent registered public accounting firm and the quality and integrity of internal accounting, auditing and financial reporting practices. The Audit Committee’s other chief duties include:

•	exercising sole authority to retain, compensate, terminate and oversee the work of the company’s independent registered public accounting firm,

•	pre-approving audit, audit-related and permitted non-audit services rendered by the company’s independent registered public accounting firm,

•

reviewing and discussing with management and the independent registered public accounting firm the annual audited financial statements and quarterly unaudited financial statements, and determining whether to recommend to the Board that the audited financial statements be included in our Annual Report on Form 10-K,

•

discussing earnings press releases, as well as financial information and earnings guidance provided to analysts or rating agencies, and reviewing such information, to the extent reasonably practicable, prior to its release or distribution,

•	reviewing and approving the written charter and annual work plans of the Compliance Office and reviewing the plans for, and results of, internal audits,

•	receiving reports from the Corporate Compliance Officer of any allegation regarding accounting, internal control or auditing matters or any other substantial compliance issue,

•	establishing and maintaining hiring policies with respect to employees or former employees of the independent auditors,

•	assessing the independent registered public accounting firm’s independence from the company, and

•	periodically reporting to the Board regarding the Audit Committee’s activities.

During 2009, the Audit Committee met five times and regularly held separate executive sessions with the independent registered public accounting firm, PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), and also with the Chief Financial Officer, the Corporate Compliance Officer, the Vice President for Internal Audit and among the Audit Committee members. There were also numerous informal meetings and communications among the Chair, various Audit Committee members, the independent registered public accounting firm and members of management.

The Audit Committee has reviewed and discussed with management the company’s audited financial statements for the year ended December 31, 2009. The Audit Committee has also discussed with PricewaterhouseCoopers the matters required to be discussed by Statement on Auditing Standards No. 61, (“Communication with Audit Committees”) as amended, as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T, and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm’s examination of King’s financial statements and internal control over financial reporting. The Audit Committee has also discussed with the independent registered public accounting firm the quality of King’s accounting policies.

The Audit Committee has obtained from PricewaterhouseCoopers a formal written statement describing all relationships between that firm and King that might bear on the accounting firm’s independence. This statement conforms to Independence Standards Board Standard No. 1, as amended, “Independence Discussions with Audit Committees” as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3600T. The Audit Committee has also discussed with PricewaterhouseCoopers any relationships that may impact its objectivity and independence. The Audit Committee has also considered whether provision of the services described under the section “Audit Fees” is compatible with maintaining the independence of the independent registered public accounting firm.

In October 2005, as part of the settlement of a government pricing investigation, the company entered into a five-year corporate integrity agreement (the “CIA”) with the Office of Inspector General of the United States Department of Health and Human Services. In December 2005, the Audit Committee approved management’s recommendation to appoint PricewaterhouseCoopers to serve as the independent review organization (“IRO”) in connection with the requirements of the CIA. PricewaterhouseCoopers acted as IRO during 2009. The Audit Committee has considered whether the service of PricewaterhouseCoopers as IRO is compatible with maintaining the independence of the independent registered public accounting firm.

The Audit Committee is satisfied that PricewaterhouseCoopers is independent of King.

Based upon the results of the inquiries and actions discussed above, in reliance upon information from management and PricewaterhouseCoopers, and subject to the limitations of its role, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC.

The Audit Committee has appointed PricewaterhouseCoopers as the company’s independent registered public accounting firm for 2010. In the event the shareholders do not ratify the appointment of PricewaterhouseCoopers as the company’s independent registered public accounting firm, the Audit Committee will reconsider its appointment.

The Members of the Audit Committee

of the Board of Directors

R. Charles Moyer, Chair

Elizabeth M. Greetham

Philip A. Incarnati

D. Greg Rooker

as of April 15, 2010

COMPENSATION COMMITTEE REPORT, AS OF APRIL 15, 2010

The following Compensation Committee Report, issued on April 15, 2010, does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates this Report by reference therein.

The Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth below and contained in the proxy statement filed with the SEC on April 15, 2010. Taking this review and discussion into account, the undersigned Committee members recommended to the Board that the Compensation Discussion and Analysis be included in such proxy statement.

The Compensation and Human Resources

Committee of the Board of Directors

Earnest W. Deavenport, Jr., Chair

Elizabeth M. Greetham

Gregory D. Jordan

Ted G. Wood

as of April 15, 2010

COMPENSATION

INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

Our Executive Compensation Philosophy

The fundamental goal of our compensation program is to build long-term shareholder value. In order to build long-term shareholder value, we must attract and retain exceptionally talented and capable executives, and we must provide those executives with incentives that motivate and reward them for achieving King’s immediate and longer-term operational, financial and scientific goals and strategic objectives. To this end, our executive compensation program is guided by the following key principles:

•

Executive compensation should substantially depend upon measures of Company and individual performance. These measures should be quantitative where appropriate, but the experienced and independent judgment of the Compensation and Human Resources Committee of our Board (for purposes of this Compensation Discussion and Analysis, the “Committee”) about King’s performance and the performance of an executive is also integral to compensation decisions.

•

The interests of executives should be closely aligned with those of shareholders by providing a substantial percentage of executives’ compensation opportunities in the form of King equity and by connecting the potential value of this equity to measures of Company performance.

•

Total compensation and individual compensation elements should approximate the median compensation provided to similarly situated executives within other publicly-traded pharmaceutical companies of King’s size and complexity. Compensation should be sufficient to retain the services of talented and highly capable executives, and King’s executives should be compensated equitably relative to one another, based upon their respective duties and their relative levels of responsibility and performance.

Role of the Compensation and Human Resources Committee in Determining Executive Compensation

The decisions of, and guidance we receive from, the Committee are vital to our compensation program. The Committee is composed entirely of directors who are independent of King under the independence standards established by the NYSE, the securities exchange on which our common stock is traded.

The Committee has the authority and responsibility to establish and periodically review our executive compensation principles, described above. Importantly, the Committee also has sole responsibility for determining the corporate goals and objectives upon which the compensation of the CEO is based, for evaluating (in consultation with all non-management directors) the CEO’s performance in light of these goals and objectives and for determining the CEO’s compensation and benefits, including his equity-based compensation.

The Committee also reviews and approves the recommendations of the CEO with regard to the compensation and benefits of other executive officers. In accomplishing this responsibility, the Committee meets regularly with the CEO, approves cash and equity incentive objectives for the other executive officers, reviews with the CEO the accomplishment of these objectives and approves the base salary and other elements of compensation for the executive officers. The Committee has full discretion to modify the recommendations of the CEO in the course of its approval of executive officer compensation.

The Committee also annually reviews, and makes recommendations to the Board about, the compensation of non-employee directors, a function it performs in conjunction with the Board’s Nominating and Corporate Governance Committee.

Our Incentive Plan, which was approved by shareholders in May 2005, provides for the grant of various equity awards, such as stock options, restricted stock and performance share units, as well as cash incentive awards, to King’s employees and directors. The Committee is responsible for administering this Plan and it has sole authority to make awards to the CEO or any other executive officer. Our Board has sole authority to make grants to directors under the Incentive Plan.

In conjunction with its responsibilities related to executive compensation, the Committee also oversees King’s talent management process, reviews plans for executive officer succession and performs various other functions.

For additional information about the Committee, please see the section entitled “Board Committees”.

Role of the Committee’s Compensation Consultant

The Committee consults regularly with an independent outside compensation consulting firm retained by the Committee. As it makes decisions about executive compensation, the Committee frequently obtains data from its consultant and from third party surveys regarding current compensation practices and trends among United States companies in general, and pharmaceutical and biosciences companies in particular, and reviews this information with its consultant. The Committee also discusses various other compensation matters with its consultant, both during the course of the Committee’s regular meetings and in private meetings. In addition, the Chairman of the Committee is in regular contact with the consultant and with management outside of Committee meetings regarding matters being considered or expected to be considered by the Committee.

During 2009, the Committee was advised by James F. Reda & Associates, LLC, an independent executive compensation consulting firm. The Committee retained this firm, and the firm did not provide any other services to King other than assisting management in calculating the results of certain performance-based awards approved by the Committee.

Our 2009 Compensation Program

The elements of executive compensation for 2009 were:

•	base salary;

•	the potential for incentive-based cash compensation based upon our 2009 financial results;

•	four types of equity compensation;

•	certain benefits and perquisites; and

•	the potential for post-termination compensation under certain circumstances.

In 2009, based on the grant date fair values for equity incentives, base salary accounted for approximately 26% of the total compensation of the named executive officers, equity-based incentive compensation accounted for approximately 47%, non-equity incentive compensation accounted for approximately 24% and all other compensation accounted for approximately 3%.

Information about each compensation element and its purposes appears in the section below entitled “Summary of 2009 Compensation Elements”.

Our Named Executive Officers

The individuals who served as Chief Executive Officer and Chief Financial Officer during 2009, as well as the other individuals included in the “Summary Compensation Table” below, are referred to as the “named executive officers.” At some points in the discussion we also refer more generally to our “executive officers,” the larger group of executives whose compensation requires the approval of the Committee under the terms of its charter.

Summary of 2009 Compensation Elements

The table below provides detailed information regarding each element of the 2009 compensation program.

	Compensation Element Overview	Purposes of the Compensation Element
Base Salary	Base salary pays for competence in the executive role. An executive’s salary level depends on the scope of his or her responsibilities, individual performance, experience and the relationship to amounts paid to similarly situated executives at peer companies in our Comparator Group (as discussed under “Market Data and Our Comparator Group”) and according to third-party compensation survey results.	To provide competitive fixed compensation based on sustained performance in the executive’s role and competitive market practice.
Short-Term Incentives	Executive Management Incentive Award (EMIA) (Cash) The EMIA provides cash awards for achievement of annual corporate financial objectives. In 2009, these predetermined objectives for our named executive officers related to cash from operations and business unit operating income.	To motivate and focus our executive team on the achievement of our annual performance goals.
Long-Term Incentives

Performance Share Units (PSUs)

One-Year Performance Period + Two-Year Vesting Period

One-Year PSUs encourage achievement of annual earnings per share targets and encourage executive retention over the additional two-year vesting period.

Participants may earn either 0% or between 50% and 200% of a targeted number of PSUs based on King’s performance against pre-established earnings per share targets for the performance year, upon the Committee’s determination that the applicable performance targets were achieved. Earned PSUs are paid in common stock at the end of an additional two-year period if the executive remains employed by King. The potential value of a participant’s units increases and decreases according to King’s stock price performance during the three-year life of the PSUs.

Compensation Element Overview	Purposes of the Compensation Element

Three-Year Performance Period

Three-Year PSUs reward achievement of King’s three-year total shareholder return (stock price appreciation plus dividends) for the period 2009 through 2011 versus the returns of companies in the Dow Jones U.S. Pharmaceuticals Index.

Participants may earn either 0% or between 50% and 200% of a targeted number of PSUs based on King’s performance relative to the performance of companies in the Dow Jones U.S. Pharmaceuticals Index. The potential value of a participant’s units increases and decreases according to King’s relative total shareholder return during the three-year life of the PSUs.

Stock Options

Stock option awards vest in approximately thirds upon the first three anniversaries of the grant date. The total life of these awards is typically ten years if the recipient remains an employee of King, which encourages executive retention during this period. The potential value of stock options increases and decreases according to King’s stock price performance during the vesting term and ten-year total life, thus rewarding sustained stock price appreciation.

Restricted Stock

Restricted stock awards vest in full on the third anniversary of the grant date if the recipient remains an employee of King, but they are forfeited if the recipient leaves employment with King voluntarily. This structure encourages executive retention during the vesting period. The potential value of these awards increases and decreases according to King’s stock price performance during the vesting term, thus rewarding sustained stock price appreciation.

We strive to use a balanced long-term equity incentive portfolio, focusing on:

•      share price appreciation,

•      internal financial objectives,

•      performance relative to other companies in our industry, and

•      retention of executives.

The primary objectives of our long-term equity incentive awards are:

•      to align management interests with those of shareholders,

•      to reward growth of the business, increased profitability, and sustained shareholder value,

•      to increase management’s potential for stock ownership opportunities (all long-term awards are earned in shares of common stock), and

•      to attract and retain excellent management talent.

The overall value of target grants for each executive was determined by multiplying the executive’s base salary by a percentage that approximates the median percentage awarded to similarly situated executives in the Comparator Group and according to third-party compensation survey results.

The estimated relative grant values of the elements of the 2009 long-term awards are as follows:

•   PSUs – One-Year 35%

•   PSUs – Three-Year 15%

•   Stock Options 30%

•   Restricted Stock 20%

We believe that the relative weighting of these incentive awards gives appropriate emphasis to each of the goals of the 2009 compensation program.

	Compensation Element Overview	Purposes of the Compensation Element
Benefits

In General

Executives participate in employee benefit plans available to all employees of King, including health, life insurance and disability plans. The cost of these benefits is partially borne by the employee. More highly compensated employees, such as the named executive officers, pay a greater percentage of benefit costs than do other employees.

401(k) Plan

Executives may participate in King’s 401(k) retirement savings plan, which is available to all employees. In 2009, the Company matched employees’ contributions to the plan, typically up to 5% of their base salary, subject to regulatory limits. Employees pay the fees associated with participating in the 401(k) plan.

Non-Qualified Deferred Compensation Plan

Executives may participate in King’s Non-Qualified Deferred Compensation Plan, which is generally available to persons holding the title of Vice President or a more senior title. King matches contributions to this plan to the extent that deferrals reduce matching contributions otherwise available under the 401(k) plan.

Life Insurance

King provides life insurance benefits to all employees. The coverage amount for executives is $500,000 and premiums paid for coverage above $50,000 are treated as imputed income to the executive.

Disability Insurance

King provides short-term and long-term disability insurance to all employees. In 2009, if a named executive officer had been disabled, he would have received short-term disability payments equal to 100% of his base salary for up to 26 weeks. If the disability lasted longer than 26 weeks, he would have received long-term disability payments of 60% of base salary, not to exceed $20,000 per month.

These benefits are designed to attract and retain employees and provide security for their health and welfare and retirement needs. We believe that these benefits are reasonable, competitive and consistent with King’s overall executive compensation program.

	Compensation Element Overview	Purposes of the Compensation Element
Perquisites

King does not utilize perquisites or personal benefits extensively. The few perquisites that are provided complement other compensation provided by King and enable King to attract and retain key executives. These perquisites include:

•      financial planning services, which cost the Company approximately $10,000 per executive in 2009, and

•      limited personal use of corporate aircraft.

We believe these benefits better allow us to attract and retain superior employees for key positions, allow our executive team to work more efficiently and limit distractions from King’s business.

•      Financial planning services (a) allow the executive team to stay focused on King’s business issues by reducing time spent on personal financial matters, and (b) allow our executive team to optimize the value of their compensation and our benefit programs.

•      The Committee is responsible for determining the general parameters for personal use of corporate aircraft by executives, and the Committee regularly reviews such usage, including usage by the Chief Executive Officer. Further, each use of a corporate aircraft by an executive for personal purposes (1) requires the specific approval of the Chief Executive Officer, (2) is only allowed if it would not interfere with King’s operations, and (3) results in imputed income to the executive according to Internal Revenue Code and Department of Transportation requirements. The incremental cost of aircraft use by the named executive officers to the Company is included in column (i) of the Summary Compensation Table and the additional table detailing “All Other Compensation” below.

Post-Termination Pay

Severance Plan

King’s Severance Pay Plan: Tier I (the “Severance Plan”) is designed to pay severance benefits to an executive for a qualifying separation. It is also designed to pay an enhanced benefit for a qualifying separation in connection with a change in control. It applies to all named executive officers.

The Severance Plan is intended to allow executives to concentrate on making decisions in the best interests of King (or any successor organization in the event that a change in control is to occur). These severance benefits also reflect the fact that it may be difficult for such executives to find comparable employment within a short period of time and are therefore intended to alleviate an executive’s concerns about the loss of his or her position without cause.

Compensation Element Overview	Purposes of the Compensation Element

For the CEO, the Severance Plan provides for a payment, upon the occurrence of certain termination events, of two times the sum of (1) base salary and (2) an amount equal to his target cash incentive award, and three times this sum upon the occurrence of certain termination events following a change in control. In addition, the payment would include compensation for any earned but unused vacation days.

For the other named executive officers, the Severance Plan provides for a payment, upon the occurrence of certain termination events, of one and one-half times the sum of (1) base salary and (2) an amount equal to the officer’s target cash incentive award, and two times this sum upon the occurrence of certain termination events following a change in control. In addition, the payment would include compensation for any earned but unused vacation days.

For additional information regarding the Severance Plan see the section entitled “Post-Termination Payments” below.

Offer Letters

Typically, a named executive officer will agree to the terms of an offer letter in connection with the acceptance of a position at King. Offer letters have sometimes contained provisions related to severance matters, as does the offer letter related to Mr. Markison’s appointment as CEO. For information regarding the terms of this offer letter, please see the section entitled “Post-Termination Payments” below.

We regularly use offer letters in connection with the hiring of new employees. These letters have contained provisions related to post-termination pay and benefits when necessary to provide short-term employment security to newly-hired executives.

Market Data and Our Comparator Group

In determining 2009 compensation for the named executive officers, the Committee relied on market data provided by its consultant, James F. Reda & Associates LLC. This information was principally related to a group of 19 pharmaceutical and healthcare companies similar in size to King (we refer to this group of companies as the “Comparator Group”), but it also included third-party compensation survey results. This group had median 2008 revenues of approximately $2.1 billion. Information about these companies was obtained from publicly-available information appearing in their proxy statements, supplemented with pharmaceutical industry information from published and third-party survey sources. The members of the Comparator Group for 2009 were:

Allergan, Inc. Alpharma Inc. Barr Pharmaceuticals, Inc. Biogen Idec Inc. Biovail Corporation Celgene Corporation Cephalon Inc.	Endo Pharmaceuticals Holdings, Inc. Forest Laboratories, Inc. Genzyme Corporation Gilead Sciences, Inc. Hospira, Inc. The Medicines Company Mylan, Inc.	Par Pharmaceutical Companies, Inc. Sepracor Inc. Valeant Pharmaceuticals International Warner Chilcott Limited Watson Pharmaceuticals, Inc.

The Committee evaluates and approves the Comparator Group annually, revising it as necessary to ensure that it continues to be appropriate for benchmarking our executive compensation program.

In evaluating appropriate compensation program designs, the Committee also considered the approaches employed by larger pharmaceutical companies, but information related to these companies was not used in making decisions about the amount of compensation to be provided to any executive officer.

Base Salary

As discussed above, base salaries for the named executive officers are intended to approximate median salaries for similarly situated executives among Comparator Group companies. The Committee considers a number of additional factors, however, in determining base salary, such as the executive’s individual performance, his or her experience and tenure, internal compensation consistency, the need to attract new, talented executives, and the Company’s overall annual budget. Base salaries are generally reviewed on an annual basis, early in the calendar year. Adjustments to base salary, if any, are typically effective in late March or early April of the same year.

Until March 22, 2010, when the Committee approved base salary increases for Mr. Markison and each of our named executive officers, Mr. Markison’s base salary had been unchanged since March 25, 2008. His base salary is lower than the median base salary of the chief executive officers among our Comparator Group. The 2009 base salaries for the other named executive officers approximated the median base salary of similarly situated officers among our Comparator Group. Effective March 22, 2010, following reviews of the 2009 activities and performance of the named executive officers, the Committee approved the following base salaries:

Brian A. Markison	$999,900
Joseph Squicciarino	$624,000
Eric J. Bruce	$448,800
James W. Elrod	$486,700
Eric G. Carter	$451,400

Individual performance was one of several material factors considered by the Committee in connection with adjustments to executive base salaries related to 2009. In assessing individual performance, the Committee focused upon the degree of an executive’s accomplishment of corporate objectives and strategic goals, including, as applicable to various executives, goals related to: manufacturing, product quality, research and development, product sales, talent management and development, risk management, cost-saving initiatives, achievement of operational efficiencies, the advancement of business development opportunities and similar objectives.

2009 Executive Management Incentive Award (EMIA)

Potential Payouts

The 2009 Executive Management Incentive Award (“EMIA”) program allowed executives the opportunity to earn cash awards upon the accomplishment of predetermined 2009 financial objectives. Potential target EMIA awards approximated the 50th percentile for short-term cash awards provided to similarly situated executives among Comparator Group companies, based on market data provided by the Committee’s consultant.

The table below shows the overall potential payout amounts approved by the Committee for each of the named executive officers, expressed as percentages of base salary.

Performance Level	Brian A. Markison	Joseph Squicciarino	Eric J. Bruce	James W. Elrod	Eric G. Carter
Maximum/Stretch	200%	140%	120%	120%	120%
Target	100%	70%	60%	60%	60%
Threshold	50%	35%	30%	30%	30%
Below threshold	0%	0%	0%	0%	0%

Objectives

Beginning in mid-2008, the Committee and members of management began discussing potential performance goals for the 2009 EMIA program. In late 2008, King acquired Alpharma Inc. (“Alpharma”), a global specialty pharmaceutical company that developed and produced products for humans and animals. In connection with this acquisition, King incurred approximately $625 million in new debt obligations. Mr. Markison advised the Committee that rapid repayment of these new debt obligations was a key objective for 2009 because it would reduce interest expense and better position King to pursue future business development opportunities. He therefore recommended to the Committee that it adopt objectives that would encourage and reward the generation and saving of cash that could be used to prepay King’s debt obligations. After discussing various corporate objectives with Mr. Markison, and after consultation with King’s Chief Financial Officer, in March 2009 the Committee approved EMIA goals for the named executive officers related to maximizing King’s cash from operations and operating income within the animal health business. In June 2009 management recommended, and the Committee approved, amendments to the Animal Health objective that increased the threshold, target and stretch goals. The objectives approved by the Committee are detailed in the table below.

Objective	Threshold	Target	Stretch
Corporate Cash from Operations	$401 million	$421 million	$467 million
Animal Health Operating Income (modified)*	$57 million	$61 million	$71 million

*	For purposes of determining achievement of the EMIA targets, this measure adjusts for certain categories of recurring and non-recurring items that the Committee believes do not reflect the performance of King’s core continuing operations and is not directly comparable to similar measures appearing in King’s financial statements. The Committee identified the categories of items to be excluded at the same time it set the target and reviewed each of them quarterly in 2009 and again in early 2010 as part of the process of determining the degree to which the objective was achieved.

Weighting of Objectives

The relative weighting of these objectives for each executive depended upon the executive’s ability to effect the accomplishment of the objective. Actual payouts thus depended not only upon the degree to which objectives were accomplished but also upon the weight accorded to each objective for that executive. The relative weights of the objectives for each named executive officer are shown below.

	Objective Weighting
Objective	Brian A. Markison President and CEO	Joseph Squicciarino Chief Financial Officer	Eric J. Bruce President, Alpharma Animal Health	James W. Elrod Chief Legal Officer	Eric G. Carter Chief Science Officer

Corporate Cash from Operations	100%	100%	80%	100%	100%
Animal Health Operating Income (modified)	0%	0%	20%	0%	0%

The Committee also determined that, if results were between the threshold and target objectives, or between the target and maximum objectives, straight-line interpolation would be applied to determine the appropriate payout percentage. The program also provided that no payout would occur under any objective if the Company failed to achieve at least threshold Corporate Cash from Operations.

Program Results

All payouts to executive officers under the 2009 EMIA program were contingent upon the Committee’s review and certification of the degree to which King achieved each objective. In early 2010, the Committee reviewed King’s 2009 financial results for purposes of the EMIA program. It determined that the result under the Corporate Cash from Operations objective was approximately $431 million, or 121.1% of the target objective. The result under the Animal Health Operating Income objective was approximately $58 million, or 62.5% of the target objective.

The Committee also reviewed the results of our debt repayment efforts, noting that, as of December 31, 2009, we had already repaid approximately $533 million, or 85%, of the debt incurred in connection with the Alpharma acquisition, an amount approximately $309 million higher than required by our repayment schedule as of that date.

The table below shows the amounts paid to the named executive officers based upon achievement of objectives under the 2009 EMIA program.

Officer	2009 EMIA Payout	Percentage of Target
Brian A. Markison	$1,198,761	121%
Joseph Squicciarino	$508,565	121%
Eric J. Bruce	$283,158	109%
James W. Elrod	$340,012	121%
Eric G. Carter	$315,310	121%

2009 Long Term Incentive Awards (LTIA)

Design

The Committee believes that long-term equity incentives are an important part of a complete compensation package because they focus executives on achieving King’s long-term goals, align the interests of executives with those of shareholders, encourage sustained stock performance and help to retain executives.

In March 2009, the Committee granted four different types of incentive awards to executives, each designed to emphasize certain elements of the Company’s long-term objectives and/or to retain key executives. We refer to these four grants collectively as the 2009 Long Term Incentive Awards (“LTIA”). The four types of grants were as follows:

•

One-Year PSUs. The number of One-Year PSUs received by an executive could have been 0% or between 50% and 200% of a target number, depending upon King’s 2009 earnings per share excluding certain special items and recurring adjustments. The PSUs are then subject to a two-year holding period, after which each PSU is to be paid with one Share.

•

Three-Year PSUs. The number of Three-Year PSUs paid in common stock at the end of three years could be 0% or between 50% and 200% of a target number, depending upon King’s total shareholder return over the years 2009 through 2011 as compared to the total shareholder return of the stocks making up the Dow Jones U.S. Pharmaceutical Index.

•

Stock options. Stock options become exercisable over three years (33%, 33% and 34% on each anniversary of the grant date) and have a term of ten years, or a shorter period if the executive leaves the Company.

•	Restricted stock. Restricted stock vests on the third anniversary of the date of grant if the executive is still employed by King as of that date.

The Committee assessed the appropriate overall value of these equity grants to executives by reviewing information about the value of equity grants made to similarly situated executives in Comparator Group companies and third-party compensation survey results provided by its consultant. The overall value of LTIA grants for each executive was determined by multiplying the executive’s base salary by a percentage that approximates the median percentage used for similarly situated executives in the Comparator Group. In establishing the specific percentage for each executive, the Committee also considered the potential value of equity compensation relative to other elements of the executive’s total compensation. These percentages were 350% of base salary for Mr. Markison, 200% for Mr. Squicciarino and 160% for Mr. Bruce, Mr. Elrod and Dr. Carter. Mr. Markison’s percentage was lower than the median percentage for similarly situated chief executive officers within the Comparator Group.

The Committee likewise assessed the appropriate distribution of value among the four award types, as well as the corporate objectives each type of grant was intended to encourage executives to address. (Please see the section above called “Summary of 2009 Compensation Elements” for more information about the purposes of each award type.) It was the judgment of the Committee that appropriate promotion of King’s objectives throughout the duration of the awards would be best accomplished by the following distribution of the total estimated equity grant value among the four award types: 35% in the form of One-Year PSUs (assuming target performance), 15% in the form of Three-Year PSUs (assuming target performance), 30% in the form of stock options and the remaining 20% in the form of restricted stock. This relative weighting of these awards results in a greater percentage of King’s awards being performance-based than is typical among our Comparator Group.

One-Year Performance Share Units (PSUs)

The objective of the One-Year PSUs is to promote King’s growth, as measured by its earnings per share results. The Committee reviewed and approved these earnings per share objectives in March 2009 following discussions with management, a review of King’s historical results, considerations of the various circumstances facing the Company during 2009, including the need to successfully integrate Alpharma into King’s operations, and also taking into account the earnings per share expectations of our annual plan. The objectives approved by the Committee are detailed in the table below.

Objective	Threshold	Target	Stretch
Earnings per share (modified)*	$0.48	$0.57	$0.63

*	For purposes of determining achievement of the One-Year PSU targets, this measure adjusts for certain categories of recurring and non-recurring items that the Committee believes do not reflect the performance of King’s core continuing operations and is not directly comparable to similar measures appearing in King’s financial statements. The Committee identified the categories of items to be excluded at the same time it set each EMIA target and reviewed each of them quarterly in 2009 and again in early 2010 as part of the process of determining the degree to which the objective was achieved.

The exact number of One-Year PSUs that could be earned by each executive depended upon the degree to which the earnings per share objective was accomplished. The Committee established, for each executive officer, a target number of One-Year PSUs, taking into account the value of the PSUs relative to other elements of the 2009 LTIA program and based on the executive’s base salary. The target numbers of One-Year PSUs for the named executive officers appear in the table below.

Officer	Target One-Year PSUs
Brian A. Markison	139,080
Joseph Squicciarino	48,170
Eric J. Bruce	27,710
James W. Elrod	30,060
Eric G. Carter	27,870

The Committee also determined that executives would have the opportunity to earn the following payouts, depending upon the degree of accomplishment of the established objectives, with performance falling between defined objective levels determined by straight-line interpolation between the defined levels.

Performance Level	Payout (as a percentage of Target)
Stretch or greater	200%
Target	100%
Threshold	50%
Below Threshold	0%

The information above notwithstanding, the Committee also determined that no payout of One-Year PSUs would occur if the Company failed to achieve at least 85% of target earnings per share. It also reserved the right to reduce or eliminate any payout of One-Year PSUs if the Committee determined that it was in King’s best interest to do so.

All 2009 One-Year PSU awards were contingent upon the Committee’s review and certification of the degree to which King achieved the predetermined financial objective.

In early 2010, the Committee reviewed King’s earnings per share results for purposes of the 2009 One-Year PSUs. It determined that King earned $0.66 per Share, above the stretch objective. Based on this outcome, the named executive officers received the following numbers of One-Year PSUs, which are now subject to a two-year holding period that ends on December 31, 2011, after which these awards will be settled in Shares.

Officer	One-Year PSUs Awarded
Brian A. Markison	278,160
Joseph Squicciarino	96,340
Eric J. Bruce	55,420
James W. Elrod	60,120
Eric G. Carter	55,740

Three-Year Performance Share Units

Each executive officer has the opportunity to earn Three-Year PSUs, the exact number of which depends upon King’s total shareholder return for a three-year period relative to the companies making up the Dow Jones U.S. Pharmaceutical Index.

Three-Year PSUs for 2009-2011. In 2009, the Committee determined for each executive officer a target number of Three-Year PSUs, taking into account the value of the PSUs relative to other elements of the 2009 LTIA program and based on the executive’s base salary. The target numbers of Three-Year PSUs for the named executive officers appear in the table below.

Officer	Target Three-Year PSUs
Brian A. Markison	59,600
Joseph Squicciarino	20,640
Eric J. Bruce	11,880
James W. Elrod	12,880
Eric G. Carter	11,940

Under the terms of these awards, achievement of the predetermined objectives below would result in payouts of Three-Year PSUs as follows, with performance falling between defined objective levels determined by straight-line interpolation between the defined levels.

King’s Total Shareholder Return Percentile Rank among Dow Jones U.S. Pharmaceuticals Index Companies	Payout (as a percentage of Target)
>70th percentile	200%
70th percentile	200%
50th percentile	100%
30th percentile	50%
<30th percentile	0%

The results for the 2009 Three-Year PSUs will not be known until the completion of the three-year performance period on December 31, 2011, but King’s total shareholder return performance for 2009 placed it in the 48th percentile relative to the companies in the Dow Jones U.S. Pharmaceutical Index. If this percentile represented King’s performance during the entire performance period for the 2009 Three-Year PSUs, the payout under these awards would be 95% of the target number of Three-Year PSUs.

Three-Year PSUs for 2008-2010. The results for the 2008 Three-Year PSUs will not be known until the completion of the three-year performance period on December 31, 2010, but King’s cumulative total shareholder return performance for 2008 and 2009 placed it in the 78th percentile relative to the companies in the Dow Jones U.S. Pharmaceutical Index. If this percentile represented King’s performance during the entire performance period for the 2008 Three-Year PSUs, the payout under these awards would be 200% of the target number of Three-Year PSUs.

Three-Year PSUs for 2007-2009. King’s cumulative total shareholder return performance for 2007 through 2009 for the Three-Year PSUs granted in 2007 placed it in the 22nd percentile relative to the companies in the Dow Jones U.S. Pharmaceutical Index. There was therefore no payout under the 2007 Three-Year PSU awards.

Stock Options and Restricted Stock

The stock options and shares of restricted stock granted as part of the 2009 LTIA program were designed to reward sustained stock price appreciation and to encourage executive retention during a three-year vesting term and, in the case of stock options, a ten-year option life. Grants of stock options and restricted stock were not contingent upon any performance conditions. Stock options become exercisable approximately in thirds on the first three anniversaries of the date of grant, subject to the executive’s continued employment with King. Restricted stock vests in full on the third anniversary of the date of grant if the executive remains employed by King as of that date. For more information about these stock option and restricted stock awards, please see the section entitled “2009 Grants of Plan Based Awards”.

Benefits

We provide executive officers with benefits that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Committee periodically reviews the benefits provided to executive officers.

During 2009, King matched employees’ contributions to the King Pharmaceuticals, Inc. 401(k) Retirement Savings Plan, typically up to 5% of an employee’s base salary, subject to regulatory limits. Contributions by the named executive officers were matched in this way, subject to the limitations of the plan and applicable law. The named executive officers participate in other qualified benefit plans, such as medical insurance plans, in the same manner as all other employees. Highly compensated employees, such as the named executive officers, pay a larger portion of the premiums for these benefit plans than lower-compensated employees pay.

King provides life insurance coverage to all employees. For the named executive officers, this insurance would, in the event of death, pay $500,000 to designated beneficiaries. Premiums paid for coverage above $50,000 are treated as imputed income to the executive. King also provides short-term and long-term disability insurance to all employees. For the named executive officers, this insurance would, in the event of disability, provide short-term disability payments equal to 100% of the officer’s base salary for up to 26 weeks. If the disability lasted longer than 26 weeks, the officer would receive long-term disability payments of 60% of base salary, not to exceed $20,000 per month.

The King Pharmaceuticals, Inc. Deferred Compensation Plan is a tax-deferred compensation program for a limited number of executives, including the named executive officers. It provides a tax-favorable vehicle for deferring cash compensation, including base salary and awards pursuant to the EMIA program. Under the plan, an executive may defer up to 75% of his or her base salary and up to 90% of annual incentive pay. Deferred balances are credited with gains or losses which mirror the performance of benchmark investment funds selected by the participant from among twelve available funds and eleven target date funds. Deferred amounts are paid, at the participant’s option, either in a lump sum or in annual installments over a period of up to ten years for retirement or termination distributions, or up to five years for scheduled in-service withdrawals. King matches contributions to this plan to the extent that deferrals reduce matching contributions otherwise available under the 401(k) plan. In 2009, none of the named executive officers other than Dr. Carter deferred any compensation under our Deferred Compensation Plan.

Perquisites

We provide executive officers with limited perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Committee periodically reviews the perquisites provided to executive officers.

The Committee is responsible for determining the general parameters for personal use of corporate aircraft by executives, and the Committee regularly reviews such usage, including usage by the Chief Executive Officer. The Committee has adopted a policy permitting limited personal use of corporate aircraft by the named executive officers and others. Personal use must not conflict with the needs of the Company and each use must be specifically approved by the Chief Executive Officer. Personal flights are treated as income to the employee pursuant to the Standard Industry Fare Level standards established by the U.S. Department of Transportation. The incremental cost to King of any personal aircraft use by the named executive officers is included in column (i) of the Summary Compensation table and the additional tables detailing “All Other Compensation”.

The named executive officers are also provided financial planning assistance, the costs of which (approximately $10,000 per executive in 2009) are grossed-up for income tax purposes.

Severance and Change in Control Benefits

We believe that reasonable severance and change in control benefits are necessary in order to recruit and retain effective senior executives and are generally required by the competitive recruiting environment within our industry. These severance benefits reflect the fact that it may be difficult for such executives to find comparable employment within a short period of time and are designed to alleviate an executive’s concerns about the loss of his or her position without cause. We also believe that a change in control arrangement will help facilitate change in control transactions that could be in the best interests of our shareholders. For a detailed discussion of potential severance and change of control benefits, see the section entitled “Post-Termination Payments” below.

Share Ownership Guidelines

The Committee has, on approximately an annual basis, considered the adoption of share ownership guidelines, discussing the matter with management and with its compensation consultant. The Committee has also reviewed information about the use of these guidelines in companies of King’s size and among pharmaceutical companies generally.

Based on these reviews, the Committee has determined not to adopt ownership guidelines but to review the issue periodically.

Timing of Committee Meetings and Grants; Option Pricing; Other Equity Grants

The Committee typically holds five regular meetings each year, and the timing of these meetings is generally established during the prior year. The Committee holds special meetings from time to time as its workload requires. Typically, annual grants of equity awards have been made at a meeting of the Committee in March of each year. The 2009 LTIA grants were made by the Committee in March of that year. Individual grants (for example, associated with the hiring of a new executive officer) may occur at other times of the year. We do not coordinate the timing of equity award grants with the release of material non-public information. The exercise price of each stock option awarded to our executive officers is the closing price of our common stock on the date of grant.

We have adopted a policy that addresses the procedures for review and adoption of equity incentive plans, offers of equity grants to employees, prospective employees, directors and prospective directors. The policy defines the processes through which these grants are reviewed and approved, and it also addresses SEC reporting obligations, notification of grant recipients, recordkeeping requirements, tax requirements and other matters. Key elements of the policy include the following:

•

No equity grant may be offered to any employee, prospective employee, director or prospective director without prior proper authorization unless the offer advises that any equity grant ultimately awarded would depend upon proper review and approval. All offers of equity grants must be made in writing.

•	Only the Committee is authorized to make equity grants to our executive officers. All such grants, and all other grants made by the Committee, are recorded in the Committee’s minutes.

•	Only the Board is authorized to make equity grants to non-employee members of our Board. All such grants are recorded in the Board’s minutes.

•	Our Incentive Plan provides that stock options granted pursuant to the plan must have an exercise price no less than the closing price of our common stock on the date the option is granted.

•

The Committee has delegated to the CEO limited authority to make grants, pursuant to our Incentive Plan, of nonqualified stock options and restricted stock to employees who are not executive officers. Unless otherwise authorized by the Committee, the CEO is authorized to grant a total of no more than 250,000 stock options and shares of restricted stock per calendar year, and unused shares are not carried from one year to the next. No single grant of restricted stock may exceed 25,000 shares and no single grant of stock options may exceed 50,000 options. Further, no employee may receive, through this process, more than one grant of stock options and one grant of restricted stock per calendar year. The CEO is authorized to determine the vesting schedule of the grants made pursuant to this process, but all other terms must conform to a form of grant agreement previously approved by the Committee. The exercise price of all stock options must not be less than the closing price of our common stock on the grant date. The CEO is required to report to the Committee not less than twice per year regarding his use of this delegated authority.

If the CEO wishes to use this authority to make a grant of stock options or restricted stock, the policy requires that he first approve all material terms of the proposed equity grant and submit these terms to an Equity Grant Completion Committee (or “EGCC”) for review. The EGCC is composed of two members of management, one from the Human Resources Department and an attorney from the Legal Department, and it operates pursuant to a written charter. The EGCC is required to verify that the terms of the proposed equity grant, if the grant were completed, conform with legal requirements, with the authority delegated to the CEO by the Committee, with Company policies, with the applicable equity incentive plan and with other applicable requirements. If the EGCC determines unanimously that all of these requirements are met, then the grant is made, with a grant date of the 15th day of the month following the month during which the EGCC approved the terms of the grant. The EGCC’s approval of a grant may be withheld only if completion of the equity grant would not conform with the requirements described above, and the EGCC has no independent authority to make equity grants.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), precludes the deductibility of an executive officer’s compensation that exceeds $1.0 million per year unless the compensation is paid under a performance-based plan that has been approved by shareholders. The Committee generally prefers that the compensation of our executive officers complies with the requirements of Section 162(m) through, for example, the use of our Incentive Plan. However, to maintain flexibility in compensating executive officers in a manner that attracts, rewards and retains high quality individuals, the Committee may elect to provide compensation outside of those requirements when it deems appropriate. The Committee believes that shareholder interests are best served by not restricting the Committee’s discretion in this regard, even though such compensation may result in non-deductible compensation expense to the Company.

EXECUTIVE AND DIRECTOR COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the compensation paid to the Company’s named executive officers for 2009, 2008 and 2007. The named executive officers were not entitled to receive payments which would be characterized as “Bonus” payments for the years ended December 31, 2007, 2008 and 2009.

There are no above-market or preferential earnings on deferred compensation. Consequently, the table does not include earnings on deferred amounts. None of the named executive officers is eligible for pension benefits as King does not have any defined benefit programs in which the named executive officers are eligible to participate.

(a) Name And Principal Position	(b) Year	(c) Salary ($)	(e) Stock Awards ($)(1)		(f) Option Awards ($)(1)	(g) Non-Equity Incentive Plan Compensation ($)(2)	(i) All Other Compensation ($)(3)	(j) Total ($)
Brian A. Markison	2009	990,000	1,954,202	(4)	746,837	1,198,761	89,964	4,979,764
President and Chief Executive Officer	2008	980,820	1,937,281		740,758	980,820	125,300	4,764,979
	2007	922,945	5,314,241		862,260	1,780,926	162,780	9,043,152

Joseph Squicciarino	2009	600,000	676,786	(5)	258,627	508,565	57,865	2,101,843
Chief Financial Officer	2008	552,000	720,098		275,352	386,400	75,940	2,009,790
	2007	511,434	4,021,684		255,280	716,008	60,401	5,564,807

Eric J. Bruce	2009	431,500	389,366	(6)	148,790	283,158	178,358	1,431,172
President, Alpharma Animal Health	2008	411,000	375,412		143,509	246,600	27,054	1,203,575
	2007	395,200	1,371,092		167,378	474,240	33,103	2,441,013

James W. Elrod	2009	468,000	422,315	(7)	161,378	340,012	26,438	1,418,143
Chief Legal Officer	2008	431,500	394,068		150,648	258,900	27,960	1,263,076
	2007	375,200	1,442,710		107,841	375,200	24,211	2,325,162

Eric G. Carter	2009	434,000	391,612	(8)	149,653	315,310	27,054	1,317,629
Chief Science Officer

(1)	The amounts shown represent the grant date fair values of awards for the fiscal years ended December 31, 2009, 2008 and 2007 in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 21, “Stock-Based Compensation,” to our financial statements for the year ended December 31, 2009, included in our Annual Report on Form 10-K that was filed with the SEC on February 26, 2010. All awards were made under the Company’s Incentive Plan and are subject to individual award agreements, the forms of which were previously filed with the SEC. During 2009, 2008 and 2007, there were no forfeitures of awards related to service-based vesting conditions for the named executive officers.
(2)	Amounts represent cash incentive awards pursuant to the 2009, 2008 and 2007 EMIA programs.
(3)	The following two tables detail “All Other Compensation” received by each named executive officer for 2009.
(4)	Includes $969,388 reflecting the grant date fair value of One-Year PSUs granted in 2009. If the maximum performance goal for these PSUs were met, their grant date fair value would be $1,938,776.
(5)	Includes $335,745 reflecting the grant date fair value of One-Year PSUs granted in 2009. If the maximum performance goal for these PSUs were met, their grant date fair value would be $671,490.
(6)	Includes $193,139 reflecting the grant date fair value of One-Year PSUs granted in 2009. If the maximum performance goal for these PSUs were met, their grant date fair value would be $386,278.
(7)	Includes $209,518 reflecting the grant date fair value of One-Year PSUs granted in 2009. If the maximum performance goal for these PSUs were met, their grant date fair value would be $419,036.
(8)	Includes $194,254 reflecting the grant date fair value of One-Year PSUs granted in 2009. If the maximum performance goal for these PSUs were met, their grant date fair value would be $388,508.

Name	Perquisites and Other Personal Benefits($)	Relocation Payments($)	401(k) Matching Contributions($)	Tax Reimbursement($)	Total Other Compensation($)
Brian A. Markison	71,735	0	12,250	5,979	89,964
Joseph Squicciarino	39,636	0	12,250	5,979	57,865
Eric J. Bruce	109,759	34,535	12,250	21,814	178,358
James W. Elrod	10,000	0	12,250	4,188	26,438
Eric G. Carter	10,000	0	12,250	4,804	27,054

Type of Compensation	Brian A. Markison	Joseph Squicciarino	Eric J. Bruce	James W. Elrod	Eric G. Carter
Perquisites
Financial planning	$10,000	$10,000	$10,000	$10,000	$10,000
Personal use of corporate aircraft*	61,735	29,636	99,759	0	0
Total Perquisites	71,735	39,636	109,759	10,000	10,000
Relocation Payments	0	0	34,535	0	0
401(k) Matching Contributions	12,250	12,250	12,250	12,250	12,250
Tax Reimbursements
Financial planning	5,979	5,979	4,178	4,188	4,804
Relocation Payments	0	0	17,636	0	0
Total Tax Reimbursement	5,979	5,979	21,814	4,188	4,804
Total All Other Compensation	89,964	57,865	178,358	26,438	27,054

*	Includes the aggregate incremental cost to King of: aircraft operation; crew transportation, meals and lodging; and aircraft handling, parking, de-icing and maintenance.

2009 Grants of Plan Based Awards

The following table contains information on the Company’s equity and non-equity incentive plan awards to named executive officers during 2009.

(a) Name	(b) Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			(i) All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	(j) All Other Option Awards: Number of Securities Underlying Options (#)(4)	(k) Exercise or Base Price of Option Awards ($/Sh)(5)	(l) Grant Date Fair Value of Stock and Option Awards ($)
		(c) Threshold ($)	(d) Target ($)	(e) Maximum ($)	(f) Threshold (#)	(g) Target (#)	(h) Maximum (#)
Brian A. Markison		495,000	990,000	1,980,000
	3/23/2009				29,800	59,600	119,200				430,908
	3/23/2009				69,540	139,080	278,160				969,388
	3/23/2009							79,470			553,906
	3/23/2009								250,970	6.97	746,837
Joseph Squicciarino		210,000	420,000	840,000
	3/23/2009				10,320	20,640	41,280				149,227
	3/23/2009				24,085	48,170	96,340				335,745
	3/23/2009							27,520			191,814
	3/23/2009								86,910	6.97	258,627
Eric J. Bruce		129,450	258,900	517,800
	3/23/2009				5,940	11,880	23,760				85,892
	3/23/2009				13,855	27,710	55,420				193,139
	3/23/2009							15,830			110,335
	3/23/2009								50,000	6.97	148,790
James W. Elrod		140,400	280,800	561,600
	3/23/2009				6,440	12,880	25,760				93,122
	3/23/2009				15,030	30,060	60,120				209,518
	3/23/2009							17,170			119,675
	3/23/2009								54,230	6.97	161,378
Eric G. Carter		130,200	260,400	520,800
	3/23/2009				5,970	11,940	23,880				86,326
	3/23/2009				13,935	27,870	55,740				194,254
	3/23/2009							15,930			111,032
	3/23/2009								50,290	6.97	149,653

(1)	Reflects grants pursuant to the Company’s Incentive Plan in connection with the Company’s 2009 EMIA program. Details regarding that program, including actual payout amounts, may be found in the Compensation Discussion and Analysis.
(2)	Reflects Three-Year PSUs and One-Year PSUs granted pursuant to the Company’s Incentive Plan in connection with the 2009 LTIA program. Further details regarding that program, including performance-based conditions, may be found in the Compensation Discussion and Analysis.
(3)	Reflects restricted stock granted pursuant to the Company’s Incentive Plan in connection with the 2009 LTIA program. Further details regarding that program may be found in the Compensation Discussion and Analysis.
(4)	Reflects stock options granted pursuant to the Company’s Incentive Plan in connection with the 2009 LTIA program. Further details regarding that program may be found in the Compensation Discussion and Analysis.
(5)	The exercise price of each stock option awarded to our named executive officers in 2009 is the closing price of our common stock on the date of grant.

2009 Outstanding Equity Awards at Fiscal Year End

The following table discloses information relating to stock options, restricted stock and performance share units held by the named executive officers as of December 31, 2009.

(a) Name	Grant Date	Option awards					Stock awards
		(b) Number of Securities Underlying Unexercised Options (#) Exercisable	(c) Number of Securities Underlying Unexercised Options (#) Unexercisable		(e) Option Exercise Price ($)	(f) Option Expiration Date	(g) Number of Shares or Units of Stock That Have Not Vested (#)		(h) Market Value of Shares or Units of Stock That Have Not Vested ($)	(i) Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		(j) Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brian A. Markison	3/8/2004	114,724			19.4600	3/8/2014
	3/8/2004	10,276			19.4600	3/8/2014
	7/15/2004	250,000			10.6700	7/15/2014
	3/20/2006	53,980			19.6800	3/20/2016
	3/21/2007	60,792	31,318	(1)	19.2900	3/21/2017
	3/25/2008	59,924	121,666	(2)	8.9100	3/25/2018
	3/23/2009		250,970	(3)	6.9700	3/23/2019
	3/21/2007						46,830	(4)	574,604
	12/14/2007						200,000	(5)	2,454,000
	3/25/2008						57,500	(6)	705,525
	3/23/2009						79,470	(7)	975,097
	3/25/2008						201,260	(8)	2,469,460
	3/23/2009						278,160	(9)	3,413,023
	3/25/2008									86,260	(13)	1,058,410
	3/23/2009									59,600	(14)	731,292
Joseph Squicciarino	3/20/2006	23,190			19.6800	3/20/2016
	3/21/2007	17,998	9,272	(1)	19.2900	3/21/2017
	3/25/2008	22,275	45,225	(2)	8.9100	3/25/2018
	3/23/2009		86,910	(3)	6.9700	3/23/2019
	3/21/2007						13,870	(4)	170,185
	5/15/2007						105,500	(10)	1,294,485
	12/14/2007						80,000	(5)	981,600
	3/25/2008						21,370	(6)	262,210
	3/23/2009						27,520	(7)	337,670
	3/25/2008						74,820	(8)	918,041
	3/23/2009						96,340	(9)	1,182,092
	3/25/2008									32,060	(13)	393,376
	3/23/2009									20,640	(14)	253,253
Eric J. Bruce	3/20/2006	16,580			19.6800	3/20/2016
	3/21/2007	11,800	6,080	(1)	19.2900	3/21/2017
	3/25/2008	11,609	23,571	(2)	8.9100	3/25/2018
	3/23/2009		50,000	(3)	6.9700	3/23/2019
	3/21/2007						9,090	(4)	111,534
	12/14/2007						72,000	(5)	883,440
	3/25/2008						11,140	(6)	136,688
	3/23/2009						15,830	(7)	194,234
	3/25/2008						39,000	(8)	478,530
	3/23/2009						55,420	(9)	680,003
	3/25/2008									16,720	(13)	205,154
	3/23/2009									11,880	(14)	145,768
James W. Elrod	3/4/2005	20,000			9.7850	3/4/2015
	10/18/2005	2,500			15.5600	10/18/2015
	3/20/2006	9,920			19.6800	3/20/2016
	3/21/2007	7,603	3,917	(1)	19.2900	3/21/2017
	3/25/2008	12,186	24,744	(2)	8.9100	3/25/2018
	3/23/2009		54,230	(3)	6.9700	3/23/2019
	3/21/2007						5,860	(4)	71,902
	11/29/2007						100,000	(11)	1,227,000
	3/25/2008						11,700	(6)	143,559
	3/23/2009						17,170	(7)	210,676
	3/25/2008						40,940	(8)	502,334
	3/23/2009						60,120	(9)	737,672
	3/25/2008									17,540	(13)	215,216
	3/23/2009									12,880	(14)	158,038
Eric G. Carter	3/21/2007	7,095	3,655	(1)	19.2900	3/21/2017
	3/25/2008	11,299	22,941	(2)	8.9100	3/25/2018
	3/23/2009		50,290	(3)	6.9700	3/23/2019
	1/24/2007						12,800	(12)	157,056
	3/21/2007						5,460	(4)	66,994
	11/29/2007						100,000	(11)	1,227,000
	3/25/2008						10,840	(6)	133,007
	3/23/2009						15,930	(7)	195,461
	3/25/2008						37,940	(8)	465,524
	3/23/2009						55,740	(9)	683,930
	3/25/2008									16,260	(13)	199,510
	3/23/2009									11,940	(14)	146,504

(1)	Thirty-three percent of the options became exercisable on March 21, 2008, thirty-three percent became exercisable on March 21, 2009 and the remaining thirty-four percent became exercisable on March 21, 2010.
(2)	Thirty-three percent of the options became exercisable on March 25, 2009, thirty-three percent became exercisable on March 25, 2010 and the remaining thirty-four percent will become exercisable on March 25, 2011.
(3)	Thirty-three percent of the options became exercisable on March 23, 2010, thirty-three percent will become exercisable on March 23, 2011 and the remaining thirty-four percent will become exercisable on March 23, 2012.
(4)	Represents restricted stock which vested on March 21, 2010.
(5)	Represents restricted stock which vests on December 14, 2010.
(6)	Represents restricted stock which vests on March 25, 2011.
(7)	Represents restricted stock which vests on March 23, 2012.
(8)	One-Year PSUs which are payable in stock following a restricted period ending on December 31, 2010.
(9)	One-Year PSUs which are payable in stock following a restricted period ending on December 31, 2011.
(10)	Represents restricted stock which vests on May 15, 2012.
(11)	Represents restricted stock which vests on November 29, 2010.
(12)	Represents restricted stock which vested on January 24, 2010.
(13)	Assumes stretch performance under Three-Year PSUs granted in 2008 which will be paid in common stock after December 31, 2010 based upon King’s three-year total shareholder return (stock price appreciation plus dividends) versus the returns of companies in the Dow Jones U.S. Pharmaceuticals Index for the years 2008 through 2010. For more information about Three-Year PSUs, see the Compensation Discussion and Analysis.
(14)	Assumes target performance under Three-Year PSUs granted in 2009 which will be paid in common stock after December 31, 2011 based upon King’s three-year total shareholder return (stock price appreciation plus dividends) versus the returns of companies in the Dow Jones U.S. Pharmaceuticals Index for the years 2009 through 2011. For more information about Three-Year PSUs, see the Compensation Discussion and Analysis.

2009 Option Exercises and Stock Vested

The following table provides information concerning stock awards that vested during 2009 for each named executive officer. No named executive officer exercised stock options during 2009.

	Stock Awards
(a) Name	(d) Number of Shares Acquired on Vesting (#)	(e) Value Realized on Vesting ($)
Brian A. Markison (1)	136,251	1,516,208
Joseph Squicciarino (2)	44,010	473,900
Eric J. Bruce (3)	29,550	315,410
James W. Elrod (4)	39,949	372,891
Eric G. Carter (5)	12,698	155,170

(1)	Includes 108,801 Shares of common stock issued pursuant to a 2007 grant of One-Year PSUs and 27,450 shares of restricted stock granted in 2006 for which the restrictions lapsed in 2009.
(2)	Includes 32,220 Shares of common stock issued pursuant to a 2007 grant of One-Year PSUs and 11,790 shares of restricted stock granted in 2006 for which the restrictions lapsed in 2009.
(3)	Includes 21,120 Shares of common stock issued pursuant to a 2007 grant of One-Year PSUs and 8,430 shares of restricted stock granted in 2006 for which the restrictions lapsed in 2009.
(4)	Includes 13,609 Shares of common stock issued pursuant to a 2007 grant of One-Year PSUs and 26,340 shares of restricted stock granted in 2006 for which the restrictions lapsed in 2009.
(5)	Includes 12,698 Shares of common stock issued pursuant to a 2007 grant of One-Year PSUs.

Pension Benefits

King has no defined benefit program in which the named executive officers are eligible to participate.

2009 Nonqualified Deferred Compensation

The King Pharmaceuticals, Inc. Deferred Compensation Plan is a tax deferred compensation program for a limited number of executives, including the named executive officers. It provides a tax favorable vehicle for deferring cash compensation, including base salary and awards pursuant to the EMIA program. Under the plan, an executive may defer up to 75% of his or her base salary and up to 90% of annual incentive pay. Deferred balances are credited with gains or losses which mirror the performance of benchmark investment funds selected by the participant from among twelve available funds and eleven target date funds. Deferred amounts are paid, at the participant’s option, either in a lump sum or in annual installments over a period of up to ten years for retirement or termination distributions, or up to five years for scheduled in-service withdrawals. King matches contributions to this plan to the extent that deferrals reduce matching contributions otherwise available under the 401(k) plan.

The following table contains information relating to the named executive officers’ participation in King’s non-qualified deferred compensation plan.

(a) Name	(b) Executive Contributions In Last FY ($)		(d) Aggregate Earnings In Last FY ($)(2)	(f) Aggregate Balance At Last FYE ($)(3)
Brian A. Markison	0		0	0
Joseph Squicciarino	0		0	0
Eric J. Bruce	0		3,014	197,745
James W. Elrod	0		0	0
Eric G. Carter	150,154	(1)	3,792	492,330

(1)	This amount reflects the deferral of $144,000 from a 2008 EMIA award, which was paid in 2009, as well as deferral of $6,154 of base salary for 2009. The latter deferred amount is reflected in the salary column of the Summary Compensation Table.
(2)	There are no above-market or preferential earnings on deferred compensation. Consequently, the Summary Compensation Table does not include earnings on deferred amounts.
(3)	$196,066 of the amount reported for Mr. Bruce previously was reported as compensation to him in the Summary Compensation Table. None of the amount reported for Dr. Carter previously has been reported in the Summary Compensation Table because 2009 was the first year for which Dr. Carter was a named executive officer.

Post-Termination Payments

The Severance Plan was adopted by the Compensation and Human Resources Committee of the Board in October 2007 and applies to all of the named executive officers, although an offer letter between King and Mr. Markison also addresses severance matters. This offer letter is discussed below.

Each executive’s receipt of the termination payments, accelerated vesting and other benefits contemplated by King’s Severance Plan is conditioned upon execution of a Waiver, Release and Nonsolicitation, Noncompete and Nondisclosure Agreement (the “Waiver and Release Agreement”) within forty-five days of its provision to the executive. This agreement would include, among other things, customary noncompetition, nonsolicitation and confidentiality covenants. The term of the obligations of the named executive officer under the Waiver and Release Agreement will be equal to the number of years used as the severance multiple, as described below, or in the case of the confidentiality covenant will survive indefinitely. If an executive breaches the Waiver and Release Agreement: (1) there will be immediate and permanent cessation of any severance payment or benefit to the executive; (2) upon written demand, the executive will be required to repay 90% of the amount of severance pay, severance benefits and/or suspended equity awards previously paid or provided to the executive and dependents; and (3) the executive will be required to repay to the Company its costs and expenses incurred in enforcing the terms of the Waiver and Release Agreement.

King’s Severance Plan is designed to provide a severance payment and certain benefits to an executive for a Qualifying Separation (as defined below). It is also designed to provide an enhanced severance payment for a Qualifying Separation in connection with a Change in Control (as defined below). The severance payment is payable in a lump sum within thirty days after the expiration of any revocation period associated with the Waiver and Release Agreement. The severance obligations will be paid by the Company or any successor entity.

If a Qualifying Separation occurs under the Severance Plan within twenty-four months after a Change in Control, then the named executive officer will be entitled to the following:

•

for the Chief Executive Officer, a severance payment equal to three times the sum of (1) current annual salary and (2) an amount equal to his target (mid-range) cash incentive award; or, for the other named executive officers, two times the sum of (1) current annual salary and (2) an amount equal to the target (mid-range) cash incentive award;

•	compensation for earned and unused vacation days;

•	continuation of welfare benefits as described below;

•	acceleration of all unvested equity awards; and

•

additional tax gross up payments in order to compensate for any tax liability imposed on change in control payments to the extent these payments constitute “excess parachute payments” under Section 280G of the Code.

If a Qualifying Separation occurs under the Severance Plan prior to a Change in Control or more than twenty-four months after a Change in Control, then the executive will be entitled to the following:

•

for the Chief Executive Officer, a severance payment equal to two times the sum of (1) current annual salary and (2) the target (mid-range) cash incentive award; or, for the other named executive officers, one and one-half times the sum of (1) current annual salary and (2) the target (mid-range) cash incentive award;

•	compensation for earned and unused vacation days;

•	continuation of welfare benefits as described below; and

•	acceleration of all unvested equity awards.

The Compensation and Human Resources Committee may, in its sole discretion under the Severance Plan, use up to the stretch (top-range) cash incentive bonus amount in place of the target (mid-range) cash incentive bonus amount if it determines such an adjustment to be appropriate.

Each payment made by the Company under the terms of the Severance Plan is intended to be (i) a separate payment for the purposes of Section 409A of the Code, and (ii) exempt from the application of Code Section 409A, to the extent possible. If the Company decides that the executive is a “specified employee,” as that term is defined by Treasury Regulation 1.409A-1(i)(1), and that payments made to the executive are or may become subject to additional tax under Code Section 409A, then payments to the executive will be (a) delayed for six months after the executive’s termination, or such shorter period as the Company decides is necessary to avoid the imposition of additional taxes under Code Section 409A, and (b) increased by an amount equal to the interest (at prime rate) on them for the period in which the payments were actually delayed.

The Severance Plan provides for the continuation of coverage under King’s welfare benefit plans for which the executive was eligible and participating on the date of the termination described above. These benefits would have the same terms and conditions (exclusive of any tax consequences to the recipient on resulting coverage or benefits) as if the executive were still an active employee of King, including dependent coverage where applicable. These benefits would end on the earliest of (a) the end of the period for which severance pay is calculated, (b) the date of any material breach of the provisions of the Severance Plan by the executive, or (c) the date the executive first becomes eligible for coverage of the same general category under another plan, program or other arrangement. The executive must notify King in writing within seven days after becoming eligible for alternate coverage. At the end of the period of continued coverage, the executive would be eligible to elect to continue Company-sponsored medical coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA), as defined in Section 4980B of the Code, by paying such amounts as COBRA may require.

A “Qualifying Separation” is defined under King’s Severance Plan to mean separation from the Company:

•	within twenty-four months following the date on which a Change in Control occurs, either (a) for Good Reason or (b) initiated by the Company or its successor without Cause (as defined below); or

•	not following a Change in Control, whether (a) for Good Reason or (b) initiated by the Company without Cause.

King’s Severance Plan defines “Good Reason” to mean:

•

implementation of a material diminution in the nature or status of the executive’s authority, duties, responsibilities, reporting relationships, title and/or position (except that a reduction in the number of employees reporting to the executive will not, by itself, constitute Good Reason). Material diminution will be determined, in the case of a Change in Control only, with reference to the executive’s situation as in effect as of thirty days prior to the Change in Control, determined in the context of the individual’s relative position in the overall controlled group which includes the Company immediately prior to a Change in Control as compared to the individual’s position in the overall controlled group which includes the Company immediately after a Change in Control;

•	failure to pay promptly any material compensation when due;

•	material reduction in the rate of annual base salary without the executive’s consent;

•	material breach by King of any employment contract or other agreement as to the terms and conditions of employment; or

•	requiring the executive to be based at a work site in excess of fifty miles from the current location of the executive’s principal job location or office.

The executive must provide notice to the Company of the existence of one of the above conditions constituting Good Reason within thirty days of its discovery. King will then have thirty days to cure the condition, and, if the Company fails to do so, the executive may then effect a separation of service for Good Reason within thirty days after the expiration of the cure period or else waive the right to do so.

King’s Severance Plan defines “Cause” to mean:

•	conviction of or pleading guilty or nolo contendere to an act of fraud, embezzlement, theft or any other act constituting a felony or any crime involving moral turpitude and/or dishonesty;

•

gross negligence or willful misconduct which results or, in the sole opinion of the plan administrator, would be likely to result, in material harm to the Company or which results or, in the sole opinion of the plan administrator, would be likely to result, in a materially adverse effect on the Company’s reputation, operations, properties, or business or employee relationships;

•	by action or inaction, failing or refusing faithfully and conscientiously to perform one or more material assignments or responsibilities of the executive’s position;

•	failing or refusing to look after the best interests of the Company committed to the executive’s care;

•	failing or refusing reasonably to advance the interests of the Company;

•	failing to devote full time, attention and energy to the business of the Company; or

•	failing to devote best efforts to the business of the Company.

King’s Severance Plan defines “Change in Control” to mean:

•	the sale of substantially all of the assets of the Company; or

•

any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the executive officers, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act except that for purposes of the Severance Plan a person is deemed to have “beneficial ownership” of all securities that such person has the right to acquire), directly or indirectly, of more than thirty-five percent of the total voting stock of the Company;

•

the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any voting stock of the Company is reclassified or changed into or exchanged for cash, securities or other property, other than any such transaction where (i) any voting stock of the Company is reclassified or changed into or exchanged for nonredeemable voting stock of the surviving or transferee corporation and (ii) immediately after such transaction no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the executive officers, is the beneficial owner (as defined above), directly or indirectly, of more than thirty-five percent of the total voting stock of the surviving or transferee corporation; or

•

a majority of members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election.

King’s Severance Plan provides for a reduction in the amount of benefits payable to an employee by the amount of severance benefits paid to that employee under any other severance plan, change in control plan or other arrangement maintained by King, except to the extent that the other plan or arrangement explicitly provides benefits that are payable in addition to the benefits provided under the Severance Plan.

Post-Termination Payments for Mr. Markison

Effective on July 15, 2004, Mr. Markison agreed to an offer letter whereby he became President and Chief Executive Officer of King. If Mr. Markison’s employment is terminated while the offer letter is in effect either (a) by King other than for “cause,” or (b) by Mr. Markison for “good reason,” King will pay Mr. Markison a lump-sum cash severance payment equal to two times the sum of:

•	his base salary at the time of termination of his employment, and

•	his target cash incentive bonus for the year of termination (which amount would not be pro-rated based on the date of his termination).

Also, in the event of termination of Mr. Markison’s employment for these reasons:

•

King would continue to provide Mr. Markison with health and welfare benefits generally made available to King executives until the second anniversary of his termination of employment, provided that this obligation would end if he became covered by the employee benefits plans of a subsequent employer;

•	all unvested stock options awarded to Mr. Markison would immediately become fully vested; and

•

in the event that any payments he received were considered “excess parachute payments” under Section 280G of the Code, he would be entitled to a gross-up payment to make him whole for any excise tax imposed on him under Section 4999 of the Code (and such gross-up payment would include amounts to make him whole for the Federal, state and local income and excise taxes owing with respect to the gross-up payment).

Under Mr. Markison’s offer letter, “cause” includes:

•	conviction of, or plea of guilty or no contest to, a felony;

•	embezzlement;

•	the illegal use of drugs;

•

a material violation of law, regulation or written Company policy which, in the good faith belief of the Board, is conduct so unacceptable as to prohibit the Board from continuing to maintain him in the position of Chief Executive Officer; or

•	if no “change in control” has occurred, his failure (other than as a result of physical or mental illness or incapacity) to substantially perform his duties to the Company as determined by the Board.

Mr. Markison’s offer letter defines “good reason” to mean:

•

a reduction of his compensation or benefits, responsibilities, duties, authority, reporting relationships, title and/or position (in each case other than his position, if any, as director of King or any subsidiary or as an officer of any subsidiary), unless other similarly situated senior executives of King are required to accept a similar reduction, and excluding any isolated, insubstantial and inadvertent action not taken in bad faith and that is remedied by King promptly after receipt of notice from Mr. Markison; provided, however, that Mr. Markison will not have “good reason” if any such reduction is merely as a result of King’s ceasing to be a publicly traded company in connection with a change in control or as a result of King’s (or its successor’s) becoming a subsidiary of another company;

•	the Company, without his consent, requires him to relocate (which term shall not include travel) to a location more than fifty miles from his current residence;

•

the failure to pay to him any compensation or benefits due him, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and that is remedied by King promptly after receipt of notice thereof given by Mr. Markison; or

•	King’s material breach of any provision of Mr. Markison’s offer letter.

If Mr. Markison’s employment is terminated while the offer letter is in effect (a) by King other than for “cause,” or (b) by Mr. Markison for “good reason,” in each case during the two-year period following a change in control, King will pay Mr. Markison a lump-sum cash severance payment equal to three times the sum of:

•	his base salary at the time of termination of his employment; and

•	his target cash incentive bonus for the year of termination (which amount would not be pro-rated based on the date of his termination).

Also, in the event of termination of Mr. Markison’s employment for these reasons:

•

King would continue to provide him with health and welfare benefits generally made available to the Company’s executives until the third anniversary of his termination of employment, provided that such obligation would cease if he became covered by the employee benefits plans of a subsequent employer;

•	all unvested stock options awarded to Mr. Markison under the stock option plan would immediately become fully vested; and

•

in the event that any payments he received were considered “excess parachute payments” under Section 280G of the Code, he would be entitled to a gross-up payment to make him whole for any excise tax imposed on him under Section 4999 of the Code (and such gross-up payment would include amounts to make him whole for the Federal, state and local income and excise taxes owing with respect to the gross-up payment).

Mr. Markison’s receipt of the termination payments and other benefits contemplated by his offer letter is conditioned upon his execution of an agreement and release at the time of his severance. The agreement and release would include, among other things, customary non-competition and non-solicitation covenants with a term that will not exceed one year, and a customary confidentiality covenant.

Mr. Markison’s offer letter defines “change in control” to mean:

•	the sale of substantially all of King’s assets;

•

any “person” or “group” (as these terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all securities that such person has the right to acquire at any time), directly or indirectly, of more than fifty percent of the total voting stock of King;

•

King consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, in one transaction or a series of transactions, to any person or any person consolidates with, or merges with or into, King, in any such event pursuant to a transaction in which any voting stock of King is reclassified or changed into or exchanged for cash, securities or other property, other than any such transaction where (A) any voting stock of King is reclassified or changed into or exchanged for non-redeemable voting stock of the surviving or transferee corporation and (B) immediately after such transaction no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the beneficial owner (as defined above), directly or indirectly, of more than fifty percent of the total voting stock of the surviving or transferee corporation; or

•

during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the shareholders of King was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office.

For information regarding potential payments and benefits to our executive officers and directors in connection with the consummation of the Offer see the section entitled “Summary of Certain Benefits Payable in Connection with the Contemplated Transactions” in the Schedule 14D-9. The discussion below is required to be included in the proxy statement for our annual meeting each year and, in accordance with SEC rules, all information described below is presented as if a triggering event occurred on December 31, 2009, and does not reflect the anticipated consummation of the Offer.

The potential amounts payable to Mr. Markison in connection with the termination of his employment, and the circumstances under which they are payable, are set forth in the following table. This table assumes that the relevant triggering event occurred on the last day of the last completed fiscal year, December 31, 2009, and apply the closing price of the Company’s common stock on that day, $12.27.

	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
(a) Brian A. Markison President and Chief Executive Officer	Involuntary Termination Without Cause	Involuntary Termination For Cause	Resignation Without Good Reason	Resignation For Good Reason	Retirement(1)	Death	Disability	Change In Control(4)
	(In Dollars)
Benefits Earned Prior to Termination
Value of unexercised vested stock options	601,345	0	601,345	601,345	N/A	601,345	601,345	601,345
401(k) plan balance	136,500	136,500	136,500	136,500	N/A	136,500	136,500	136,500
Executive deferred comp. plan balance	0	0	0	0	N/A	0	0	0

Total Already Earned	737,845	136,500	737,845	737,845	N/A	737,845	737,845	737,845

Additional Payments Earned Upon Termination
Cash severance	3,960,000	0	0	3,960,000	N/A	0	0	5,940,000
Non-equity incentive for year of termination	N/A	0	0	N/A	N/A	N/A	N/A	N/A
Add’l value due to vesting of unvested stock options(2)	1,738,939	0	0	1,738,939	N/A	1,738,939	1,738,939	1,738,939
Add’l value due to vesting of restricted stock and One-Year PSUs(2)(3)	10,591,709	0	0	10,591,709	N/A	10,591,709	10,591,709	10,591,709
Add’l value due to vesting of Three-Year PSUs(2)	1,260,497	0	0	1,260,497	N/A	1,260,497	1,260,497	1,260,497
Health and welfare continuation	28,251	0	0	28,251	N/A	0	0	42,377
Financial planning	35,802	0	0	35,802	N/A	35,802	35,802	53,703
Sec. 280(G) excise tax and related gross-up	0	0	0	0	N/A	0	0	4,005,844
Add’l Payments Due to Termination	17,615,198	0	0	17,615,198	N/A	13,626,947	13,626,947	23,633,069

Total	18,353,043	136,500	737,845	18,353,043	N/A	14,364,792	14,364,792	24,370,914

(1)	Mr. Markison is not eligible to receive retirement benefits.
(2)	Treatment of unvested awards upon termination without cause and for good reason is governed by an offer letter dated July 15, 2004 and the Severance Plan.
(3)	Includes One-Year PSUs earned during fiscal years 2008 and 2009 but which are not yet vested.
(4)	Reflects benefits provided upon a Change in Control followed by termination for good reason or involuntary termination without cause within 24 months thereafter.

Post-Termination Payments for Mr. Squicciarino, Mr. Bruce, Mr. Elrod and Dr. Carter

Messrs. Squicciarino, Bruce, Elrod and Dr. Carter are eligible for our Severance Plan, which is described earlier in this section. The potential amounts payable to each executive in connection with termination of employment, and the circumstances under which they are payable, are set forth in the following tables. These tables assume that the relevant triggering event occurred on the last day of the last completed fiscal year, December 31, 2009, and apply the closing price of the Company’s common stock on that day, $12.27.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Joseph Squicciarino Chief Financial Officer	Involuntary Termination Without Cause	Involuntary Termination For Cause	Resignation Without Good Reason	Resignation For Good Reason	Retirement(1)	Death	Disability	Change In Control(4)
	(In Dollars)
Benefits Earned Prior to Termination
Value of unexercised vested stock options	74,844	0	74,844	74,844	N/A	74,844	74,844	74,844
401(k) plan balance	137,424	137,424	137,424	137,424	N/A	137,424	137,424	137,424
Executive deferred comp. plan balance	0	0	0	0	N/A	0	0	0

Total Already Earned	212,268	137,424	212,268	212,268	N/A	212,268	212,268	212,268

Additional Payments Earned Upon Termination
Cash severance	1,530,000	0	0	1,530,000	N/A	0	0	2,040,000
Non-equity incentive for year of termination	N/A	0	0	N/A	N/A	N/A	N/A	N/A
Add’l value due to vesting of unvested stock options(2)	612,579	0	0	612,579	N/A	612,579	612,579	612,579
Add’l value due to vesting of restricted stock and One-Year PSUs(2)(3)	5,146,283	0	0	5,146,283	N/A	5,146,283	5,146,283	5,146,283
Add’l value due to vesting of Three-Year PSUs(2)	449,941	0	0	449,941	N/A	449,941	449,941	449,941
Health and welfare continuation	21,189	0	0	21,189	N/A	0	0	21,189
Financial planning	35,802	0	0	35,802	N/A	35,802	35,802	53,703
Sec. 280(G) excise tax and related gross-up	0	0	0	0	N/A	0	0	0

Add’l Payments Due to Termination	7,795,794	0	0	7,795,794	N/A	6,244,605	6,244,605	8,323,695

Total	8,008,062	137,424	212,268	8,008,062	N/A	6,456,873	6,456,873	8,535,963

(1)	Mr. Squicciarino is not eligible to receive retirement benefits.
(2)	Treatment of unvested awards upon termination without cause and for good reason is governed by the Severance Plan.
(3)	Includes One-Year PSUs earned during fiscal years 2008 and 2009 but which are not yet vested.
(4)	Reflects benefits provided upon a Change in Control followed by termination for good reason or involuntary termination without cause within 24 months thereafter.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Eric J. Bruce President, Alpharma Animal Health	Involuntary Termination Without Cause	Involuntary Termination For Cause	Resignation Without Good Reason	Resignation For Good Reason	Retirement(1)	Death	Disability	Change In Control(4)
	(In Dollars)
Benefits Earned Prior to Termination
Value of unexercised vested stock options	39,006	0	39,006	39,006	N/A	39,006	39,006	39,006
401(k) plan balance	126,757	126,757	126,757	126,757	N/A	126,757	126,757	126,757
Executive deferred comp. plan balance	197,745	197,745	197,745	197,745	N/A	197,745	197,745	197,745

Total Already Earned	363,508	324,502	363,508	363,508	N/A	363,508	363,508	363,508

Additional Payments Earned Upon Termination
Cash severance	1,035,600	0	0	1,035,600	N/A	0	0	1,380,800
Non-equity incentive for year of termination	N/A	0	0	N/A	N/A	N/A	N/A	N/A
Add’l value due to vesting of unvested stock options(2)	344,199	0	0	344,199	N/A	344,199	344,199	344,199
Add’l value due to vesting of restricted stock and One-Year PSUs(2)(3)	2,484,429	0	0	2,484,429	N/A	2,484,429	2,484,429	2,484,429
Add’l value due to vesting of Three-Year PSUs(2)	248,345	0	0	248,345	N/A	248,345	248,345	248,345
Health and welfare continuation	21,189	0	0	21,189	N/A	0	0	21,189
Financial planning	35,802	0	0	35,802	N/A	35,802	35,802	53,703
Sec. 280(G) excise tax and related gross-up	0	0	0	0	N/A	0	0	0

Add’l Payments Due to Termination	4,169,564	0	0	4,169,564	N/A	3,112,775	3,112,775	4,532,665

Total	4,533,072	324,502	363,508	4,533,072	N/A	3,476,283	3,476,283	4,896,173

(1)	Mr. Bruce is not eligible to receive retirement benefits.
(2)	Treatment of unvested awards upon termination without cause and for good reason is governed by Severance Plan.
(3)	Includes One-Year PSUs earned during fiscal years 2008 and 2009 but which are not yet vested.
(4)	Reflects benefits provided upon a Change in Control followed by termination for good reason or involuntary termination without cause within 24 months thereafter.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
James W. Elrod Chief Legal Officer	Involuntary Termination Without Cause	Involuntary Termination For Cause	Resignation Without Good Reason	Resignation For Good Reason	Retirement(1)	Death	Disability	Change In Control(4)
	(In Dollars)
Benefits Earned Prior to Termination
Value of unexercised vested stock options	90,645	0	90,645	90,645	N/A	90,645	90,645	90,645
401(k) plan balance	186,982	186,982	186,982	186,982	N/A	186,982	186,982	186,982
Executive deferred comp. plan balance	0	0	0	0	N/A	0	0	0

Total Already Earned	277,627	186,982	277,627	277,627	N/A	277,627	277,627	277,627

Additional Payments Earned Upon Termination
Cash severance	1,123,200	0	0	1,123,200	N/A	0	0	1,497,600
Non-equity incentive for year of termination	N/A	0	0	N/A	N/A	N/A	N/A	N/A
Add’l value due to vesting of unvested stock options(2)	370,559	0	0	370,559	N/A	370,559	370,559	370,559
Add’l value due to vesting of restricted stock and One-Year PSUs(2)(3)	2,893,143	0	0	2,893,143	N/A	2,893,143	2,893,143	2,893,143
Add’l value due to vesting of Three-Year PSUs(2)	265,646	0	0	265,646	N/A	265,646	265,646	265,646
Health and welfare continuation	21,189	0	0	21,189	N/A	0	0	21,189
Financial planning	33,220	0	0	33,220	N/A	33,220	33,220	49,830
Sec. 280(G) excise tax and related gross-up	0	0	0	0	N/A	0	0	911,068

Add’l Payments Due to Termination	4,706,957	0	0	4,706,957	N/A	3,562,568	3,562,568	6,009,035

Total	4,984,584	186,982	277,627	4,984,584	N/A	3,840,195	3,840,195	6,286,662

(1)	Mr. Elrod is not eligible to receive retirement benefits.
(2)	Treatment of unvested awards upon termination without cause and for good reason governed by Severance Plan.
(3)	Includes One-Year PSUs earned during fiscal years 2008 and 2009 but which are not yet vested.
(4)	Reflects benefits provided upon a Change in Control followed by termination for good reason or involuntary termination without cause within 24 months thereafter.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Eric G. Carter Chief Science Officer	Involuntary Termination Without Cause	Involuntary Termination For Cause	Resignation Without Good Reason	Resignation For Good Reason	Retirement(1)	Death	Disability	Change In Control(4)
	(In Dollars)
Benefits Earned Prior to Termination
Value of unexercised vested stock options	37,965	0	37,965	37,965	N/A	37,965	37,965	37,965
401(k) plan balance	78,484	78,484	78,484	78,484	N/A	78,484	78,484	78,484
Executive deferred comp. plan balance	492,330	492,330	492,330	492,330	N/A	492,330	492,330	492,330

Total Already Earned	608,779	570,814	608,779	608,779	N/A	608,779	608,779	608,779

Additional Payments Earned Upon Termination
Cash severance	1,041,600	0	0	1,041,600	N/A	0	0	1,388,800
Non-equity incentive for year of termination	N/A	0	0	N/A	N/A	N/A	N/A	N/A
Add’l value due to vesting of unvested stock options(2)	343,619	0	0	343,619	N/A	343,619	343,619	343,619
Add’l value due to vesting of restricted stock and One-Year PSUs(2)(3)	2,928,972	0	0	2,928,972	N/A	2,928,972	2,928,972	2,928,972
Add’l value due to vesting of Three-Year PSUs(2)	246,259	0	0	246,259	N/A	246,259	246,259	246,259
Health and welfare continuation	13,905	0	0	13,905	N/A	0	0	13,905
Financial planning	34,595	0	0	34,595	N/A	34,595	34,595	51,892
Sec. 280(G) excise tax and related gross-up	0	0	0	0	N/A	0	0	948,388

Add’l Payments Due to Termination	4,608,950	0	0	4,608,950	N/A	3,553,445	3,553,445	5,921,835

Total	5,217,729	570,814	608,779	5,217,729	N/A	4,162,224	4,162,224	6,530,614

(1)	Dr. Carter is not eligible to receive retirement benefits.
(2)	Treatment of unvested awards upon termination without cause and for good reason governed by Severance Plan.
(3)	Includes One-Year PSUs earned during fiscal years 2008 and 2009 but which are not yet vested.
(4)	Reflects benefits provided upon a Change in Control followed by termination for good reason or involuntary termination without cause within 24 months thereafter.

2009 Director Compensation

Our Board believes that our non-employee directors should be compensated according to the following key principles:

•	the interests of directors should be closely aligned with those of shareholders through equity-based compensation; and

•	directors’ cash and equity compensation should approximate the median compensation paid to directors of the companies in the Comparator Group.

The following table describes the compensation received by our non-employee directors for 2009. Mr. Crutchfield and Dr. Schaffer were not appointed to the Board until February 2010 and so do not appear in this table. Mr. Markison received no additional compensation for his service as Chairman of the Board or as a director.

(a)	(b)		(c)	(d)	(g)	(h)
Name	Fees Earned Or Paid In Cash ($)(1)		Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)	Total ($)
Ted G. Wood	104,500		134,997	0	0	239,497
Earnest W. Deavenport, Jr.	93,000	(4)	134,997	0	0	227,997
Elizabeth M. Greetham	72,000		134,997	0	0	206,997
Philip A. Incarnati	66,000		134,997	0	0	200,997
Gregory D. Jordan	88,722		134,997	0	0	223,719
R. Charles Moyer	91,500		134,997	0	0	226,497
D. Greg Rooker	67,500		134,997	0	0	202,497

(1)	Excludes amounts paid in 2009 for service in 2008 and includes amounts paid in 2010 for service in 2009.
(2)	As of December 31, 2009, each of the non-management directors held 15,358 restricted stock units. Each restricted stock unit entitles the holder to receive one Share upon vesting. Directors may elect between two payout schedules for each restricted stock unit award, one that provides for payout on the first anniversary of the grant date and another that provides for payout six months after the director’s service on the Board is complete, each subject to certain conditions. Restricted stock units held by Mr. Deavenport, Mr. Incarnati, Dr. Jordan and Dr. Moyer vested as of May 15, 2010. Restricted stock units held by Mr. Wood, Ms. Greetham and Mr. Rooker will vest on a date six months from their respective departures from the Board. The grant date fair value of the restricted stock units issued to the directors during 2009 was $134,997 each.
(3)	The following table lists the number of stock options held by each non-management director as of December 31, 2009. All options were fully exercisable as of that date.

Name	Stock Options Held at Fiscal Year End
Ted G. Wood	26,794
Earnest W. Deavenport, Jr.	53,333
Elizabeth M. Greetham	24,904
Philip A. Incarnati	0
Gregory D. Jordan	40,000
R. Charles Moyer	53,333
D. Greg Rooker	73,333

(4)	Mr. Deavenport deferred 100% of this amount through the King Pharmaceuticals, Inc. Non-Employee Directors’ Deferred Compensation Plan.

In 2009, non-employee directors received an annual retainer of $40,000 and a fee of $2,000 for each Board meeting they attended. They also received $1,500 for each committee meeting attended. Mr. Wood received an annual retainer of $25,000, paid quarterly, for his service as Lead Independent Director in 2009. The chair of the Audit Committee received an annual retainer of $13,500, and each other committee chair received an annual retainer of $9,000. Upon his appointment as chair of the Nominating and Corporate Governance Committee in June 2009, Mr. Wood declined the annual retainer associated with that chairmanship because he already receives a retainer in connection with his service as Lead Independent Director.

Non-employee directors were reimbursed for reasonable and customary expenses associated with attending continuing education programs. They were also entitled to use corporate aircraft for personal use for up to 10 hours per year, but only in connection with flights for which King’s business was the primary purpose. No director used corporate aircraft for personal purposes in 2009. Any such personal use of aircraft would have been treated as compensation to the director as required by the Code. The incremental cost to King of personal use of corporate aircraft includes: aircraft operation; crew transportation, meals and lodging; and aircraft handling, parking, de-icing and maintenance.

Restricted stock units related to King’s common stock are automatically granted to each non-employee director on May 15 of each year, or, if May 15 falls on a weekend or holiday, on the first business day immediately preceding May 15. Upon becoming a director (other than through re-election), a non-employee director automatically receives, upon the first day of service as a director, a pro rata portion of the annual restricted stock unit grant, based on the time period between the non-employee director’s first date of service and the first May 15 thereafter. In 2009, the value of the annual grant to each non-employee director was approximately $135,000. Beginning with the grant made on May 15, 2010, this amount increased to $145,000.

During each calendar year, non-employee directors may elect between two payout schedules for any restricted stock units to be awarded them on May 15 of the following year. Under the first alternative, the restricted stock units have a restricted period which ends on the first anniversary of the date of grant, but the restricted period could end earlier if the director’s service on the Board were to end for a number of reasons other than removal for cause. Under the second alternative, the restricted stock units are generally paid out six months following the date on which service as a director ends.

Non-employee directors can participate in the King Pharmaceuticals, Inc. Non-Employee Directors’ Deferred Compensation Plan, which allows them to defer receipt of some or all fees paid for service as members of the Board, thereby deferring the obligation to pay income taxes on these amounts. Directors can elect to defer 0%, 25%, 50%, 75% or 100% of their fees until termination of their service. Investment choices consist of a money market fund and phantom stock units. Each phantom stock unit equates to one share of King common stock valued at the closing price on the NYSE on the last trading day of the quarter. The money market fund replicates the value of the Fidelity Retirement Money Market Fund. Deferral elections must be made by the December 31st preceding the year in which deferrals are to be made. For 2009, Mr. Deavenport elected to defer 100% of his director fees. No other directors elected to defer their fees.

OTHER INFORMATION

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation and Human Resources Committee during 2009 were Earnest W. Deavenport, Jr. (chair), Gregory D. Jordan, Ted G. Wood and Elizabeth M. Greetham (who was appointed to the Committee in June 2009). No current member of the Committee nor any person who was a member of the Committee during 2009 is a current or former officer or employee of King. In addition, there are no relationships among our executive officers, members of the Committee or entities whose executives serve on the Board or the Committee that require disclosure under applicable SEC regulations.

CORPORATE GOVERNANCE

We are committed to effective corporate governance and believe it is important to our long-term performance and ability to create value for our shareholders. Our Board has adopted Corporate Governance Guidelines which are available at www.kingpharm.com by first choosing “Investors” and then “Governance.”

King’s Corporate Governance Guidelines provide that directors are expected to attend and participate in annual meetings of shareholders, subject to unavoidable conflicts. All directors attended the 2009 annual meeting of shareholders.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review of Related Person Transactions

Our Corporate Code of Conduct and Ethics provides that no director, officer or employee of King shall permit his or her decisions with respect to the Company to be influenced by any interest in, or personal relationship, personal contact or agreement with, King’s suppliers, contractors, customers or others doing business with King. Further, members of a director’s, officer’s or employee’s family are prohibited from receiving compensation, commissions or gifts from any company or organization that deals with King if such receipt could reasonably be construed to influence the director’s, officer’s or employee’s decisions with regard to King’s business. Actual or potential conflict of interest transactions are required to be reported to and reviewed by our Legal Department or our Compliance Office before they take place. Any change or waiver of these standards for a director or executive officer may be made only by the Board (with any interested director abstaining) and must be promptly disclosed as required by law or NYSE rules. Further, for any transaction in which a director or officer of King has a direct or indirect interest, King follows the requirements of the Tennessee Business Corporation Act, which requires that:

•	The transaction must be fair to King;

•	The material facts of the transaction and the director’s or officer’s interest must be disclosed or known to the Board;

•	The Board must authorize, approve, or ratify the transaction; and

•

If the transaction requires the approval of shareholders, the material facts of the transaction and director’s or officer’s interest must be disclosed or known to the shareholders entitled to vote, and the shareholders authorize, approve, or ratify the transaction.

In addition to being required to report potential conflict transactions to the Legal Department or the Compliance Office before they take place, directors and all executive officers complete an annual questionnaire regarding their relationship with King and with other entities and persons who have a relationship with King, if any, whether for-profit businesses, non-profit or charitable organizations, civic groups or other entities or persons. These questionnaires are reviewed by the Legal Department, which advises the Board about any significant information reported.

Transactions with Related Parties

We are not aware of any transactions between us and any of our directors, executive officers, 5% shareholders or their family members or other persons since January 1, 2009 that require disclosure under Item 404 of Regulation S-K under the Exchange Act.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers and directors, as well as owners of 10% or more of our common stock, are subject to the reporting requirements of Section 16(a) of the Exchange Act. Section 16(a) requires these persons to file with the SEC reports of their holdings and transactions in our equity securities. Based on our records and representations from these persons, we believe that SEC beneficial ownership reporting requirements for 2009 were met, except with respect to one inadvertent late Form 4 filing each by Messrs. Brouillette, Bruce, Carter, Elrod, Markison and Squicciarino, as well as by former executive officers James Green and Stephen J. Andrzejewski, related to shares withheld for the payment of taxes as the result of the vesting of certain performance share units.

KING STOCK OWNERSHIP

The following table sets forth certain information regarding the ownership of Shares as of October 19, 2010 for (i) each person who owns more than 5% of the Shares, (ii) each director, nominee for director and executive officer of King, and (iii) all executive officers and directors of King as a group. Unless otherwise indicated below, the address of each person listed in the following table is c/o King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620.

	Beneficial Ownership of Shares(1)
Executive Officers, Directors and 5% Shareholders	Number of Shares	Percentage Outstanding Shares
Brian A. Markison(2)	1,277,058	*
Joseph Squicciarino(3)	476,317	*
Jeffrey A. Bailey(4)	40,000	*
Frederick Brouillette, Jr.(5)	245,061	*
Eric J. Bruce(6)	254,281	*
Eric G. Carter(7)	210,336	*
James W. Elrod(8)	271,917	*
Kevin S. Crutchfield(9)	0	*
Earnest W. Deavenport, Jr.(10)	96,512	*
Elizabeth M. Greetham(11)	37,698	*
Philip A. Incarnati(12)	38,358	*
Gregory D. Jordan(13)	81,679	*
R. Charles Moyer(14)	69,345	*
D. Greg Rooker(15)	134,895	*
Derace L. Schaffer(16)	10,000	*
Ted G. Wood(17)	86,254	*
All executive officers and directors as a group (16 persons)(18)	3,329,711	1.3%
Blackrock Inc.(19)	20,935,720	8.4%
Wellington Management Company, LLP(20)	20,103,289	8.0%
FMR LLC(21)	16,801,600	6.7%

*	Less than 1%.
(1)	Unless otherwise indicated, beneficial ownership consists of sole voting and investing power based on 249,958,811 Shares issued and outstanding as of October 19, 2010. Options to purchase Shares which are exercisable or become exercisable within 60 days of October 19, 2010 and restricted stock units convertible into common stock within 60 days of October 19, 2010 are deemed to be outstanding for the purpose of computing the percentage of outstanding Shares owned by each person to whom a portion of such options or restricted stock units relate but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.
(2)	Includes 152,540 Shares held individually, 723,758 Shares issuable upon the exercise of options and 400,760 shares of restricted stock.
(3)	Includes 92,387 Shares held individually, 123,690 Shares issuable upon the exercise of options and 260,240 shares of restricted stock.
(4)	Includes 40,000 shares of restricted stock.
(5)	Includes 11,853 Shares held individually, 160,448 Shares issuable upon the exercise of options and 72,760 shares of restricted stock.
(6)	Includes 69,233 Shares held individually, 74,178 Shares issuable upon the exercise of options and 110,870 shares of restricted stock.
(7)	Includes 21,653 Shares held individually, 49,943 Shares issuable upon the exercise of options and 138,740 shares of restricted stock.

(8)	Includes 43,940 Shares held individually, 86,207 Shares issuable upon the exercise of options and 141,770 shares of restricted stock.
(9)	Does not include 19,375 restricted stock units, 3,174 of which will vest on February 8, 2011 and 16,201 of which will vest on May 14, 2011.
(10)	Includes 43,179 Shares held individually and 53,333 Shares issuable upon the exercise of options. Does not include 16,201 restricted stock units, which will vest on May 14, 2011, or 56,308 shares of King phantom stock held through the deferred compensation plan for non-employee directors.
(11)	Includes 12,794 Shares held individually and 24,904 Shares issuable upon the exercise of options. Does not include 45,086 shares of restricted stock units, the vesting of which will occur on a date six months after Ms. Greetham’s departure from the Board.
(12)	Includes 38,358 Shares held by a trust of which Mr. Incarnati is the trustee and which is for the benefit of his children; does not include 16,201 restricted stock units, which will vest on May 14, 2011.
(13)	Includes 41,679 Shares held individually and 40,000 Shares issuable upon the exercise of options; does not include 16,201 restricted stock units, which will vest on May 14, 2011.
(14)	Includes 16,012 Shares held individually and 53,333 Shares issuable upon the exercise of options; does not include 16,201 restricted stock units, which will vest on May 14, 2011, or 5,750 shares of King phantom stock held through the deferred compensation plan for non-employee directors.
(15)	Includes 60,212 Shares held individually, 1,350 Shares held by The Jason Foundation and 73,333 Shares issuable upon the exercise of options. Does not include 45,086 shares of restricted stock units, the vesting of which will occur on a date six months after Mr. Rooker’s departure from the Board.
(16)	Includes 10,000 Shares held individually; does not include 19,375 restricted stock units, 3,174 of which will vest on February 8, 2011 and 16,201 of which will vest on May 14, 2011.
(17)	Includes 59,460 Shares held individually and 26,794 Shares issuable upon the exercise of options. Does not include 45,086 shares of restricted stock units, the vesting of which will occur on a date six months after Mr. Wood’s departure from the Board.
(18)	Includes 1,489,921 Shares subject to options exercisable.
(19)	Based on Schedule 13G filed with the SEC on January 29, 2010 by Blackrock Inc. The address of Blackrock Inc. is 40 East 52nd Street, New York, New York 10022.
(20)	Based on Schedule 13G filed with the SEC on February 12, 2010 by Wellington Management Company, LLP. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.
(21)	Based on Schedule 13G/A filed with the SEC on June 10, 2010 jointly by FMR LLC and Edward C. Johnson III. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

Annex II

CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue New York, NY 10010	Tel 1 212 325 2000 www.credit-suisse.com

October 11, 2010

Board of Directors King Pharmaceuticals, Inc.

501 Fifth Street

Bristol, Tennessee 37620

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, no par value (“Company Common Stock”), of King Pharmaceuticals, Inc. (the “Company”) of the Consideration (as defined below) to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger, dated as of October 11, 2010 (the “Merger Agreement”), among the Company, Pfizer, Inc. (the “Parent”) and Parker Tennessee Corp., a wholly owned subsidiary of the Parent (the “Merger Sub”). The Merger Agreement provides, among other things, (i) that the Merger Sub will commence a tender offer (the “Offer”) to purchase all of the shares (the “Shares”) of Company Common Stock that are issued and outstanding for $14.25 per share, net to the seller in cash (the “Consideration”) and (ii) for the merger (the “Merger”) of Merger Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Parent and each outstanding Share not held by Parent or any of its subsidiaries will be converted into the right to receive the Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company, the management of the Company has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. In addition, as you are aware, the financial forecasts provided to us that we have used in our analyses relating to the future financial performance of the Company reflect certain assumptions of the Company’s management regarding the timing and achievability of the Company’s receipt of approvals required to market its products, as well as the marketability of the Company’s products, that, if different than assumed, could have a material impact on our analyses and opinion. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer or the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger and that the Offer and the Merger each will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

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Our opinion addresses only the fairness, from a financial point of view, to the holders of Shares of the Consideration to be received in the Offer or the Merger and does not address any other aspect or implication of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer or the Merger or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer or the Merger, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the merits of the Offer or the Merger as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Offer and the Merger at all or as compared to any alternative transaction or strategy.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, and are currently providing, investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation including having acted as (i) financial advisor to the Company in connection with its acquisition of Alpharma Inc. in 2008, (ii) joint lead arranger and joint book runner on a $300 million senior secured term loan in 2008, and (iii) sole arranger and sole book runner on a $500 million revolving credit facility in 2010. We and our affiliates also have in the past provided, and are currently providing, investment banking and other financial services to the Parent and its affiliates, including having acted as joint book runner for a $13.5 billion bond offering and joint arranger for a $22.5 billion bridge loan, in each case, in 2009. We and our affiliates may in the future provide financial advice and services, to the Company, the Parent and their respective affiliates for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Parent and any other company that may be involved in the Offer or the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the Offer or the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares in the Offer or the Merger is fair, from a financial point of view, to such shareholders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Managing Director
Managing Director

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